Exhibit 2.1

SEPARATION AND DISTRIBUTION AGREEMENT
by and between
Kimball International, Inc.
and
Kimball Electronics, Inc.
Dated as of October 31, 2014

i

(continued)

(continued)

(continued)

Schedules

Schedule 1.1(12)	Company Policies
Schedule 1.1(15)	Continuing Arrangements
Schedule 1.1(40)(i)	Kimball Electronics Business Units
Schedule 1.1(40)(iii)	Specified Kimball Electronics Assets
Schedule 1.1(40)(iv)	Kimball Electronics Owned Real Property
Schedule 1.1(40)(v)	Kimball Electronics Leased Real Property
Schedule 1.1(40)(ix)	Kimball Electronics Intellectual Property
Schedule 1.1(47)(iv)	Specified Kimball Electronics Liabilities
Schedule 1.1(47)(viii)	Kimball Electronics Discontinued Operations
Schedule 1.1(47)(xi)	Kimball Electronics Litigation and Disputes
Schedule 2.3(a)	Shared Contracts
Schedule 2.10(a)(i)	Certain Kimball International Guarantees
Schedule 2.10(a)(ii)	Certain Kimball Electronics Guarantees
Schedule 9.1(b)	Kimball Electronics Policies

SEPARATION AND DISTRIBUTION AGREEMENT
This SEPARATION AND DISTRIBUTION AGREEMENT (this “Agreement”), dated as of October 31, 2014, is entered into by and between Kimball International, Inc. (“Kimball International”), a company organized under the laws of Indiana, and Kimball Electronics, Inc. (“Kimball Electronics”), a company organized under the laws of Indiana. As used herein, the term “Party” or “Parties” means Kimball International or Kimball Electronics, individually or collectively, as the case may be. Capitalized terms used and not otherwise defined herein shall have the meaning set forth in Section 1.1.
W I T N E S S E T H:
WHEREAS, Kimball International, acting through its direct and indirect Subsidiaries, currently conducts the Retained Business and the Kimball Electronics Business;
WHEREAS, the Board of Directors of Kimball International (the “Board”) has determined that it is appropriate, desirable and in the best interests of Kimball International and its Share Owners to separate Kimball International into two separate, publicly traded companies, one for each of (i) the Retained Business, which shall be owned and conducted, directly or indirectly, by Kimball International, and (ii) the Kimball Electronics Business, which shall be owned and conducted, directly or indirectly, by Kimball Electronics;
WHEREAS, in order to effect such separation, the Board has determined that it is appropriate, desirable and in the best interests of Kimball International and its Share Owners for Kimball International to cause the Distribution Agent to issue pro rata to the Record Holders pursuant to the Distribution, all of the issued and outstanding Kimball Electronics Common Shares (the “Distribution”);
WHEREAS, it is the intention of the Parties that the Distribution qualify as tax-free to Kimball International under Section 355(c) of the Internal Revenue Code of 1986, as amended (the “Code”), and as tax-free to the Share Owners under Code Section 355(a) except to the extent of cash received in lieu of fractional shares.
NOW, THEREFORE, in consideration of the foregoing and the mutual agreements, provisions and covenants contained in this Agreement, the Parties hereby agree as follows:
ARTICLE I
DEFINITIONS AND INTERPRETATION
Section 1.1.    General. As used in this Agreement, the following terms shall have the following meanings:
(1)“Action” shall mean any demand, action, claim, suit, countersuit, arbitration, inquiry, subpoena, case, litigation, proceeding or investigation (whether civil, criminal, administrative or investigative) by or before any court or grand jury, any Governmental Entity or any arbitration or mediation tribunal.
(2)“Affiliate” shall mean, when used with respect to a specified Person, a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person. For the purposes of this definition, “control”, when used with respect to any specified Person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other interests, by Contract or otherwise. It is expressly agreed that no Party or member of any Group shall be deemed to be an Affiliate of another Party or member of such other Party’s Group by reason of having one or more directors in common or by reason of having been under the common control of Kimball International or Kimball International’s Share Owners prior to or, in the case of Kimball International’s Share Owners, after, the Effective Time.
(3)“Ancillary Agreements” shall mean the Conveyancing and Assumption Instruments, the Transition Services Agreement, the Employee Matters Agreement, the Tax Matters Agreement, and the Continuing Arrangements.
(4)“Asset Transferors” shall mean the entities transferring Assets to Kimball Electronics or Kimball International, as the case may be, or one of their respective Subsidiaries in order to consummate the transactions contemplated hereby.
(5)“Assets” shall mean all rights (including Intellectual Property), title and ownership interests in and to all properties, claims, Contracts, businesses, or assets (including goodwill), wherever located (including in the possession of vendors or other third parties or elsewhere), of every kind, character and description, whether real, personal or mixed, tangible or intangible, whether accrued, contingent or otherwise, in each case, whether or not recorded or reflected on the books and records or financial statements of any Person. Except as otherwise specifically set forth herein or in the Tax Matters Agreement, the rights and obligations of the Parties with respect to Taxes shall be governed by the Tax Matters Agreement and, therefore, Taxes (including any Tax items or attributes) shall not be treated as Assets.
(6)“Assume” shall have the meaning set forth in Section 2.2(b); and the terms “Assumed” and “Assumption” shall have their correlative meanings.
(7)“Business” shall mean the Retained Business or the Kimball Electronics Business, as applicable.
(8)“Business Day” means any day that is not a Saturday, a Sunday or any other day on which banks are required or authorized by Law to be closed in New York City.
(9)“Business Entity” shall mean any corporation, partnership, limited liability company, joint venture or other entity which may legally hold title to Assets.
(10)“Claims Administration” shall mean the processing of claims made under the Company Policies, including the reporting of losses or claims to insurance carriers (including as a result of reports provided to Kimball International by Kimball Electronics), management and defense of claims, the settlement of claims and providing for appropriate releases upon settlement of claims.
(11)“Commission” shall mean the United States Securities and Exchange Commission.
(12)“Company Policies” shall mean all Policies, current or past, which are or at any time were maintained by or on behalf of or for the benefit or protection of Kimball International or any of its predecessors which relate to the Retained Business or the Kimball Electronics Business, or current or past directors, officers, employees or agents of any of the foregoing Businesses, including the Policies identified on Schedule 1.1(12) hereto.

(13)“Confidential Information” shall mean all non-public, confidential or proprietary Information concerning a Party, its Group and/or its Subsidiaries or their past, current or future activities, businesses, finances, assets, liabilities or operations, including any such Information that was acquired by any Party after the Effective Time pursuant to Section 2.6(d), Article VII or otherwise in accordance with this Agreement, or that was provided to a Party by a third party in confidence, except for any Information that is (i) in the public domain or known to the public through no fault of the receiving Party or its Subsidiaries, (ii) lawfully acquired after the Effective Time by such Party or its Subsidiaries from other sources not known to be subject to confidentiality obligations with respect to such Information or (iii) independently developed by the receiving Party after the Effective Time without reference to any Confidential Information. As used herein, by example and without limitation, “Confidential Information” shall mean any information of a Party intended or marked as confidential, proprietary and/or privileged, which may include: (a) any and all technical information relating to the design, operation, testing, test results, development, and manufacture of any Party's product (including, but not limited to, product specifications and documentation; engineering, design, and manufacturing drawings, diagrams, and illustrations; assembly code, software, firmware, programming data, pseudocode, databases, and all information referred to in the same); product costs, margins and pricing; as well as product marketing studies and strategies; (b) information, documents and materials relating to the Party’s financial condition, management and other business conditions, prospects, plans, procedures, infrastructure, security, information technology procedures and systems, and other business or operational affairs; (c) any information designated as pertaining to Intellectual Property, a trade secret and/or patentable invention; and (d) any other data or documentation resident, existing or otherwise provided in a database or in a storage medium, permanent or temporary, intended for confidential, proprietary and/or privileged use by a Party.
(14)“Consents” shall mean any consents, waivers or approvals from, or notification requirements to, any Person other than a Governmental Entity.
(15)“Continuing Arrangements” shall mean those arrangements set forth on Schedule 1.1(15) and such other commercial arrangements among the Parties that are intended to survive and continue following the Effective Time; provided, however, that for the avoidance of doubt, Continuing Arrangements shall not be Third Party Agreements.
(16)“Contract” shall mean any agreement, contract, subcontract, obligation, binding understanding, note, indenture, instrument, option, lease, promise, arrangement, release, warranty, license, sublicense, insurance policy, benefit plan, purchase order or legally binding commitment or undertaking of any nature (whether written or oral and whether express or implied).
(17)“Conveyancing and Assumption Instruments” shall mean, collectively, the various Contracts and other documents heretofore entered into and to be entered into to effect the Transfer of Assets and the Assumption of Liabilities in the manner contemplated by this Agreement, or otherwise relating to, arising out of or resulting from the transactions contemplated by this Agreement, in such form or forms as the applicable Parties thereto agree.
(18)“Disclosure Documents” shall mean any registration statement (including any registration statement on Form 10) or other document filed with the Commission by or on behalf of any Party or any of its controlled Affiliates, and also includes any information statement, prospectus, offering memorandum, offering circular or similar disclosure document, whether or not filed with the Commission or any other Governmental Entity, which offers for sale or registers the Transfer or distribution of any security of such Party or any of its controlled Affiliates.
(19)“Distribution Agent” shall mean Computershare Trust Company, N.A.
(20)“Distribution Date” shall mean the date, as shall be determined by the Board, on which the Distribution occurs.
(21)    “Effective Time” shall mean 5:00 p.m., New York time, on the Distribution Date.
(22)    “Employee Matters Agreement” shall mean the Employee Matters Agreement by and between Kimball International and Kimball Electronics.
(23)    “Environmental Laws” shall mean all Laws relating to pollution, protection of the environment, or protection against harmful or deleterious substances.
(24)    “FIFO Basis” means, with respect to the payment of Unrelated Claims pursuant to the same Shared Policy, the payment in full of each successful claim (regardless of whether a Kimball International Insured Party or a Kimball Electronics Insured Party is the claimant) in the order in which such successful claim is approved by the insurance carrier, until the limit of the applicable Shared Policy is met.
(25)    “Final Determination” shall have the meaning set forth in the Tax Matters Agreement.
(26)    “Financing” shall mean (i) the Credit Agreement, dated as of October 31st, 2014, among Kimball Electronics, Inc., the Lenders Party Hereto and JPMorgan Chase Bank, N.A., as Administrative Agent.
(27)    “Force Majeure” shall mean, with respect to a Party, an unforeseen and unavoidable major eruptive event beyond the control of such Party (or any Person acting on its behalf), such as acts of God, storms, floods, riots, labor unrest, pandemics, nuclear incidents, fires, sabotage, civil commotion or civil unrest, interference by civil or military authorities, acts of war (declared or undeclared) or armed hostilities or other national or international calamity or one or more acts of terrorism or failure of energy sources or distribution facilities.
(28)    “Form 10” shall mean the registration statement on Form 10 (Registration No. 001-36454) filed by Kimball Electronics with the Commission under the Securities Exchange Act of 1934, as amended, in connection with the Distribution, including any amendment or supplement thereto.
(29)    “Governmental Approvals” shall mean any notices or reports to be submitted to, or other registrations or filings to be made with, or any consents, approvals, licenses, permits or authorizations to be obtained from, any Governmental Entity.
(30)    “Governmental Entity” shall mean any nation or government, any state, municipality or other political subdivision thereof and any entity, body, agency, commission, department, board, bureau or court, whether domestic, foreign or multinational, exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any executive official thereof.
(31)    “Group” shall mean (i) with respect to Kimball International, the Kimball International Group and (ii) with respect to Kimball Electronics, the Kimball Electronics Group.

(32)    “Indebtedness” shall mean, with respect to any Person, (i) the principal value, prepayment and redemption premiums and penalties (if any), unpaid fees and other monetary obligations in respect of any indebtedness for borrowed money, whether short term or long term, including all obligations evidenced by bonds, debentures, notes, other debt securities or similar instruments, (ii) any indebtedness arising under any capital leases (excluding, for the avoidance of doubt, any real estate leases), whether short term or long term, (iii) all liabilities secured by any lien on any assets of such Person, (iv) all liabilities under any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement or other similar agreement designed to protect such Person against fluctuations in interest rates, (v) all interest bearing indebtedness for the deferred purchase price of property or services, (vi) all liabilities under any letters of credit, performance bonds, bankers acceptances or similar obligations, (vii) all interest, fees and other expenses owed with respect to indebtedness described in the foregoing clauses (i) through (vi), and (viii) without duplication, all guarantees of indebtedness referred to in the foregoing clauses (i) through (vii).
(33)    “Indemnifiable Loss” and “Indemnifiable Losses” shall mean any and all damages, losses, deficiencies, Liabilities, obligations, penalties, judgments, settlements, claims, payments, fines, interest, costs and expenses (including the costs and expenses of any and all Actions and demands, assessments, judgments, settlements and compromises relating thereto and the reasonable costs and expenses of attorneys’, accountants’, consultants’ and other professionals’ fees and expenses incurred in the investigation or defense thereof or the enforcement of rights hereunder), excluding special, reputational, indirect or punitive damages (other than special, indirect, reputational and/or punitive damages awarded by a court of competent jurisdiction in connection with a Third Party Claim (and in such a case, only to the extent awarded in such Third Party Claim)).
(34)    “Information” shall mean information, content, and data in written, oral, electronic, computerized, digital or other tangible or intangible media, including (i) books and records, whether accounting, legal or otherwise, ledgers, studies, reports, surveys, designs, specifications, drawings, blueprints, diagrams, models, prototypes, samples, flow charts, marketing plans, customer names and information (including prospects), communications, correspondence, materials, product data and literature, artwork, files, documents, policies (including copies of Policies and documentation related thereto), procedures and manuals, research and analyses of any nature, including operational, technical or legal and (ii) financial and business information, including earnings reports and forecasts, macro-economic reports and forecasts, all cost information (including supplier records and lists), sales and pricing data, business plans, market evaluations, surveys and credit-related information.
(35)    “Information Statement” shall mean the Information Statement attached as an exhibit to the Form 10 to be sent to the Share Owners in connection with the Distribution, including any amendment or supplement thereto.
(36)    “Insurance Proceeds” shall mean those monies (i) received by an insured from an insurance carrier or (ii) paid by an insurance carrier on behalf of an insured, in either case net of any applicable deductible or retention.
(37)    “Insured Claims” shall mean those Liabilities that, individually or in the aggregate, are covered within the terms and conditions of any of the Company Policies, whether or not subject to deductibles, co-insurance, uncollectability or retrospectively-rated premium adjustments, but only to the extent that such Liabilities are within applicable Company Policy limits, including aggregates.

(38)    “Intellectual Property” shall mean all worldwide intellectual property, proprietary and industrial property rights of any kind, including all (i) patents, patent applications, inventions and invention disclosures and utility models, (ii) trademarks, service marks, corporate names, trade names, domain names, logos, slogans, designs, trade dress and other designations of source or origin, together with the goodwill symbolized by any of the foregoing (“Trademarks”), (iii) copyrights and copyrightable subject matter, including software, code, algorithms, databases, compilations and documentation, (iv) technology, trade secrets, know-how, processes, formulae, models, methodologies, discoveries, ideas, concepts, techniques, designs, specifications, data including electronic and stored data, drawings, blueprints, diagrams, models and prototypes, (v) moral rights and rights of privacy and publicity, (vi) all registrations, applications, continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, renewals, extensions and foreign counterparts thereof and (vii) all rights and remedies against infringement, misappropriation, or other violation of the foregoing prior to the Effective Time.
(39)    “Kimball Electronics Asset Transferee” shall mean any Kimball Electronics Business Entity or Kimball Electronics Subsidiary to which Kimball Electronics Assets shall be or have been transferred by an Asset Transferor in order to consummate the transactions contemplated hereby.
(40)    “Kimball Electronics Assets” shall mean those Assets that are owned, leased or licensed, at or prior to the Effective Time, by Kimball International and/or any of its Subsidiaries, relating primarily to, used primarily in, or arising primarily from, the Kimball Electronics Business, and shall include:
(i)all Assets recorded or reflected on the books and records of the business units set forth on Schedule 1.1(40)(i) (the “Kimball Electronics Business Units”);
(ii)any and all Assets reflected on the Kimball Electronics Balance Sheet or the accounting records supporting such balance sheet and any Assets acquired by or for Kimball Electronics or any member of the Kimball Electronics Group subsequent to the date of the Kimball Electronics Balance Sheet which, had they been so acquired on or before such date and owned as of such date, would have been reflected on the Kimball Electronics Balance Sheet if prepared on a consistent basis, subject to any dispositions of any of such Assets subsequent to the date of the Kimball Electronics Balance Sheet;
(iii)the Assets set forth on Schedule 1.1(40)(iii) and any and all other Assets that are expressly contemplated by this Agreement or any Ancillary Agreement as Assets which have been or are to be Transferred to or retained by any member of the Kimball Electronics Group (the “Specified Kimball Electronics Assets”);
(iv)all rights, title and interest in and to the owned real property set forth on Schedule 1.1(40)(iv), including all land and land improvements, structures, buildings and building improvements, other improvements and appurtenances located thereon (the “Kimball Electronics Owned Real Property”);
(v)all rights, title and interest in, and to and under the leases or subleases of the real property set forth on Schedule 1.1(40)(v) including, to the extent provided for in the Kimball Electronics Leases, any land and land improvements, structures, buildings and building improvements, other improvements and appurtenances (the “Kimball Electronics Leased Real Property”);

(vi)to the extent not provided in clauses (iv) and (v) of this definition, all fixtures, machinery, equipment, apparatuses, computer hardware and other electronic data processing and communications equipment, tools, instruments, furniture, office equipment, automobiles, trucks and other transportation equipment, special and general tools and other tangible personal property located at a physical site of which the ownership or leasehold interest remains with or is being Transferred to a member of the Kimball Electronics Group, except as otherwise expressly provided in this Agreement or in the Transition Services Agreement;
(vii)all inventories, including products, goods, materials, parts, raw materials, work-in-process and supplies, relating primarily to, used primarily in, or arising primarily from, the Kimball Electronics Business;
(viii)all Kimball Electronics Contracts and any rights or claims arising thereunder;
(ix)all Intellectual Property used exclusively by, the Kimball Electronics Business, including the registrations and applications set forth on Schedule 1.1(40)(ix), subject, as applicable, to any License Agreement appurtenances (the “Kimball Electronics Intellectual Property”);
(x)all licenses, permits, registrations, approvals and authorizations which have been issued by any Governmental Entity and which relate primarily to, are used primarily in, or arise primarily from, the Kimball Electronics Business;
(xi)all Information (including information used in creating the Form 10) relating primarily to, used primarily in, or arising primarily from, the Kimball Electronics Business; provided, however, that to the extent any Information used in the Kimball Electronics Business is (A) commingled with information used in the Retained Business or (B) recorded in the Kimball International Group’s electronic systems, stored in facilities owned or leased by the Kimball International Group or stored in third party storage facilities pursuant to storage arrangements with the Kimball International Group, then (1) the original version of such Information shall be retained by Kimball International and all Parties shall have equal rights to use such information, (2) Kimball Electronics shall have the right to promptly access such Information and make reasonable copies thereof and (3) any such copies shall be included in the Kimball Electronics Assets; provided, further, with respect to clauses (A) and (B) of this Section 1.1(39)(xi), that to the extent such copies shall not have been made prior to the Effective Time, subject to the reimbursement of the actual out-of-pocket expenses (which shall not include the costs of salaries and benefits of employees of such Party or any pro rata portion of overhead or other costs of employing such employees which would have been incurred by such employees’ employer regardless of the employees’ service with respect to the foregoing) incurred by the Party retaining the original version of such Information in providing access to such Information and to the other provisions of this Agreement, including Article VII, Kimball Electronics shall have the right to access such Information and make such copies at any time following the Effective Time and such copies shall be included in the Kimball Electronics Assets;
(xii)all deposits, prepaid expenses, letters of credit and performance and surety bonds relating primarily to, used primarily in, or arising primarily from, the Kimball Electronics Business;

(xiii)all bonds, notes, debentures or other debt securities issued by any Person and held by any member of the Kimball Electronics Group, all loans, advances or other extensions of credit or capital contributions to any Person on the books of any member of the Kimball Electronics Group and all other investments in securities of any Person held by any member of the Kimball Electronics Group;
(xiv)subject to Article IX, any rights of any member of the Kimball Electronics Group under any Policies, including any rights thereunder arising after the Effective Time in respect of any Policies that are occurrence policies and all rights in the nature of insurance, indemnification or contribution; provided that ownership of the Company Policies shall remain with the Kimball International Group; and
(xv)any claims, counterclaims, setoffs, rights of recoupment, equity rights or defenses, whether known or unknown, that Kimball International and/or any of its Subsidiaries may have with respect to any Kimball Electronics Assets and Kimball Electronics Liabilities.
Notwithstanding the foregoing, the Kimball Electronics Assets shall not include any Assets that are expressly contemplated by this Agreement or by any Ancillary Agreement (or the Schedules hereto or thereto) as Assets to be retained by or Transferred to any member of the Kimball International Group.
(41)    “Kimball Electronics Balance Sheet” shall mean the pro forma balance sheet of the Kimball Electronics Group, including the notes thereto, as of June 30, 2014, as filed with the Form 10.
(42)    “Kimball Electronics Business” shall mean the global contract electronic manufacturing services business segment of Kimball International conducted by the Kimball Electronics Business Units and those Business Entities and businesses acquired or established by or for Kimball Electronics or any of its Subsidiaries after the Effective Time.
(43)    “Kimball Electronics Contracts” shall mean the following Contracts to which Kimball International or any of its Subsidiaries is a party as of the date hereof or becomes a party prior to the Effective Time or becomes a party after the Effective Time in respect of quotations, proposals and bids that were pending as of the date hereof or by which it or any of its Subsidiaries or any of their respective Assets is bound as of the date hereof or becomes bound prior to the Effective Time, whether or not in writing, except for any such Contract or part thereof (i) that is expressly contemplated not to be Transferred by any member of the Kimball International Group to the Kimball Electronics Group or (ii) that is expressly contemplated to be Transferred to (or remain with) any member of the Kimball International Group pursuant to any provision of this Agreement or any Ancillary Agreement:
(i)    any Contract that relates primarily to the Kimball Electronics Business, including any contract providing for the acquisition or disposition of a Kimball Electronics Business Unit or Kimball Electronics Assets;
(ii)    any Contract that relates primarily to the Kimball Electronics Business that was awarded after the Effective Date and for which the quotation, proposal, or bid was pending as of the date hereof;

(iii)    any Contract that represents or underlies any Kimball Electronics Assets or Kimball Electronics Liabilities; and
(iv)    any Contract or part thereof that is otherwise expressly contemplated pursuant to this Agreement (including pursuant to Section 2.2(b)) or any of the Ancillary Agreements to be assigned to any member of the Kimball Electronics Group.
(44)    “Kimball Electronics Group” shall mean Kimball Electronics and each Person that is a direct or indirect Subsidiary of Kimball Electronics immediately after the Effective Time, and each Person that becomes a Subsidiary of Kimball Electronics after the Effective Time, and shall include the Kimball Electronics Business Units.
(45)    “Kimball Electronics Indemnitees” shall mean each member of the Kimball Electronics Group and each of their respective Affiliates from and after the Effective Time and each member of the Kimball Electronics Group’s and such respective Affiliates’ respective current, former and future directors, officers, employees and agents and each of the heirs, administrators, executors, successors and assigns of any of the foregoing.
(46)    “Kimball Electronics Insured Party” means any member of the Kimball Electronics Group that is a named insured, additional named insured or insured under any Shared Policy.
(47)    “Kimball Electronics Liabilities” shall mean any and all Liabilities relating (a) primarily to, arising primarily out of or resulting primarily from, the operation or conduct of the Kimball Electronics Business, as conducted at any time prior to, at or after the Effective Time (including any Liability relating to, arising out of or resulting from any act or failure to act by any director, officer, employee, agent or representative (whether or not such act or failure to act is or was within such Person’s authority) of the Kimball Electronics Group); (b) to the operation or conduct of any business conducted by any member of the Kimball Electronics Group at any time after the Effective Time (including any Liability relating to, arising out of or resulting from any act or failure to act by any director, officer, employee, agent or representative (whether or not such act or failure to act is or was within such Person’s authority) of the Kimball Electronics Group); or (c) to any Kimball Electronics Assets, whether arising prior to, at or after the Effective Time, including:
(i)    all Liabilities of the Kimball Electronics Business Units;
(ii)    all Liabilities reflected on the Kimball Electronics Balance Sheet or the accounting records supporting such balance sheet and any Liabilities incurred by or for Kimball Electronics or any member of the Kimball Electronics Group subsequent to the date of the Kimball Electronics Balance Sheet which, had they been so incurred on or before such date, would have been reflected on the Kimball Electronics Balance Sheet if prepared on a consistent basis, subject to any discharge of any of such Liabilities subsequent to the date of the Kimball Electronics Balance Sheet;
(iii)    any Liabilities to the extent relating to, arising out of or resulting from, the Kimball Electronics Contracts;
(iv)    the liabilities set forth on Schedule 1.1(47)(iv) (the “Specified Kimball Electronics Liabilities”);
(v)    any Liabilities assumed or retained by the Kimball Electronics Group pursuant to this Agreement or the Ancillary Agreements;

(vi)    any Liabilities arising prior to, at or after the Effective Time for any infringement by the Kimball Electronics Business of the Intellectual Property of any other Person or breach by the Kimball Electronics Business of any Contract relating to Intellectual Property;
(vii)    all Liabilities arising prior to, at or after the Effective Time to the extent resulting from any (A) violation prior to the Effective Time of any Environmental Laws by the Kimball Electronics Group, any Kimball Electronics Discontinued Operation or the conduct of the Kimball Electronics Business, (B) use, treatment, or disposal prior to the Effective Time of Materials of Environmental Concern by or on behalf of the Kimball Electronics Group, any Kimball Electronics Discontinued Operation or in the conduct of the Kimball Electronics Business or (C) presence of Materials of Environmental Concern at, or release of Materials of Environmental Concern from, any Kimball Electronics Assets or any Kimball Electronics Discontinued Operation; provided that Liabilities of the type described in this subsection (vii) relating to real estate that is a Retained Asset pursuant to this Agreement, shall not be Kimball Electronics Liabilities but shall instead be Retained Liabilities;
(viii)    any Liabilities relating to, arising out of or resulting from, any operating group, business unit, operation, division, Subsidiary, line of business or investment of Kimball International or any of its Subsidiaries managed or operated at any time prior to the Effective Time by the Kimball Electronics Business or any Kimball Electronics Business Unit and sold, transferred or otherwise discontinued prior to the Effective Time, including the divisions, Subsidiaries, lines of business or investments set forth on Schedule 1.1(47)(viii) (each, a “Kimball Electronics Discontinued Operation”);
(ix)    for the avoidance of doubt, any Liabilities relating primarily to, arising primarily out of or resulting primarily from, the operation or conduct of the Kimball Electronics Business by any Business Entity that is being retained by Kimball International under this Agreement but has conducted the Kimball Electronics Business at any time prior to the Effective Time;
(x)    any Liabilities relating to, arising out of or resulting from any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated in the “Business” section of the Form 10 or in the “Business” section of the Information Statement, or necessary to make the statements therein not misleading, with respect to all information contained in, or incorporated by reference into, the “Business” section of the Form 10 and the “Business” section of the Information Statement; and
(xi)    for the avoidance of doubt, and without limiting any other matters that may constitute Kimball Electronics Liabilities, any Liabilities relating to, arising out of or resulting from the claims, proceedings, litigation and disputes listed on Schedule 1.1(47)(xi).
Notwithstanding the foregoing, the Kimball Electronics Liabilities shall not include any Liabilities that are expressly (A) contemplated by this Agreement or by any Ancillary Agreement (or the Schedules hereto or thereto) as Liabilities to be Assumed by any member of the Kimball International Group, including any Liabilities specified in the definition of Retained Liabilities or (B) discharged pursuant to Section 2.2(b) of this Agreement.
(48)    “Kimball Electronics Common Shares” shall mean all shares of Kimball Electronics common stock, having no par value per share.

(49)    “Kimball International Asset Transferee” shall mean the Retained Business to which Retained Assets shall be or have been transferred by an Asset Transferor in order to consummate the transactions contemplated hereby or by the Plan of Separation.
(50)    “Kimball International Group” shall mean (i) Kimball International and any businesses that are part of the Retained Assets and (ii) each Business Entity that becomes a Subsidiary of Kimball International after the Effective Time.
(51)    “Kimball International Indemnitees” shall mean each member of the Kimball International Group and each of their respective Affiliates from and after the Effective Time and each member of the Kimball International Group’s and such Affiliates’ respective directors, officers, employees and agents and each of the heirs, executors, successors and assigns of any of the foregoing.
(52)    “Kimball International Insured Party” means any Kimball International Party that is a named insured, additional named insured or insured under any Shared Policy.
(53)    “Kimball International Common Shares” shall mean all outstanding shares of Kimball International Class A common stock, par value $0.05 per share, and Class B common stock, par value $0.05 per share.
(54)    “Law” shall mean any U.S. or non-U.S. federal, national, supranational, state, provincial, local or similar statute, law, ordinance, regulation, rule, code, income tax treaty, order, requirement or rule of law (including common law) or other binding directives of any Governmental Entity.
(55)    “Liabilities” shall mean any and all Indebtedness, liabilities, costs, expenses, interest and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, reserved or unreserved, or determined or determinable, including those arising under any Law, claim, demand, Action, whether asserted or unasserted, or order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Entity and those arising under any Contract or any fines, damages or equitable relief which may be imposed and including all costs and expenses related thereto. Except as otherwise specifically set forth herein or in the Tax Matters Agreement, the rights and obligations of the Parties with respect to Taxes shall be governed by the Tax Matters Agreement and, therefore, Taxes shall not be treated as Liabilities.
(56)    “Materials of Environmental Concern” shall mean: any gasoline or petroleum (including crude oil or any fraction thereof) or petroleum products, polychlorinated biphenyls, urea-formaldehyde insulation, asbestos, pollutants, contaminants, molds, and radioactivity; any substance classified or regulated as hazardous or toxic (or words of similar meaning); and any other substances regulated pursuant to or that could give rise to liability under any applicable Environmental Law.
(57)    “NASDAQ” shall mean The NASDAQ Stock Market LLC.
(58)    “Person” shall mean any natural person, firm, individual, corporation, business trust, joint venture, association, company, limited liability company, partnership or other organization or entity, whether incorporated or unincorporated, or any Governmental Entity.
(59)    “Policies” shall mean insurance policies and insurance contracts of any kind (other than life and benefits policies or contracts), including primary, excess and umbrella policies, commercial general liability policies, fiduciary liability, automobile, aircraft, property and casualty, workers’ compensation and employee dishonesty insurance policies and bonds, together with the rights, benefits and privileges thereunder.
(60)    “Recapitalization” shall mean a recapitalization of the issued and outstanding Kimball Electronics Common Shares to be effected by, among other things, a forward stock split of Kimball Electronics Common Shares in a split ratio to be (i) consistent with the distribution ratio as disclosed in the Form 10 and (ii) based upon the number of Kimball International Common Shares as of the Record Date.
(61)    “Record Date” shall mean the date, as shall be determined by Kimball International’s Board, as the record date for determining the Share Owners entitled to receive Kimball Electronics Common Shares in the Distribution.
(62)    “Record Holders” shall mean Share Owners on the Record Date.
(63)    “Records” shall mean any Contracts, documents, books, records or files.
(64)    “Related Claims” means a claim or claims against a Shared Policy made by one or more Kimball Electronics Insured Parties, on the one hand, and one or more Kimball International Insured Parties, on the other hand, filed in connection with Losses suffered by either a Kimball Electronics Insured Party or a Kimball International Insured Party, as the case may be, arising out of the same underlying transaction or series of transactions or event or series of events that have also given rise to Losses suffered by a Kimball International Insured Party or a Kimball Electronics Insured Party, as the case may be, which injuries, losses, liabilities, damages and expenses, are the subject of a claim or claims by such Person against a Shared Policy.
(65)    “Retained Assets” shall mean any and all Assets that are owned, leased or licensed, at or prior to the Effective Time, by Kimball International and/or any of its Subsidiaries, that are not Kimball Electronics Assets.
(66)    “Retained Business” shall mean (i) those businesses operated by Kimball International before the Effective Time other than the Kimball Electronics Business, and (ii) those business entities or businesses acquired or established by or for Kimball International or any of the Subsidiaries thereof after the Effective Time.
(67)    “Retained Liabilities” shall mean any and all Liabilities of Kimball International and each of its Subsidiaries that are not Kimball Electronics Liabilities.
(68)    “Security Interest” shall mean, except pursuant to the Financing, any mortgage, security interest, pledge, lien, charge, claim, option, right to acquire, voting or other restriction, right-of-entry, covenant, condition, easement, encroachment, restriction on transfer, or other encumbrance of any nature whatsoever, excluding restrictions on transfer under securities Laws.
(69)    “Share Owners” shall be a collective reference to the owners of Kimball International’s outstanding Class A common stock and Class B common stock.
(70)    “Subsidiary” shall mean with respect to any Person (i) a corporation, fifty percent (50%) or more of the voting or capital stock of which is, as of the time in question, directly or indirectly owned by such Person and (ii) any other Person in which such Person, directly or indirectly, owns fifty percent (50%) or more of the equity or economic interest thereof or has the power to elect or direct the election of fifty percent (50%) or more of the members of the governing body of such entity.

(71)    “Tax” shall have the meaning set forth in the Tax Matters Agreement.
(72)    “Tax Contest” shall have the meaning of the definition of “Proceeding” as set forth in the Tax Matters Agreement.
(73)    “Tax Matters Agreement” shall mean the Tax Matters Agreement by and between Kimball International and Kimball Electronics.
(74)    “Tax Returns” shall have the meaning set forth in the Tax Matters Agreement.
(75)    “Third Party Agreements” shall mean any agreements, arrangements, commitments or understandings between or among a Party (or any member of its Group) and any other Persons (other than the Parties or any member of their respective Group) (it being understood that to the extent that the rights and obligations of the Parties and the members of their respective Groups under any such Contracts constitute Kimball Electronics Assets or Kimball Electronics Liabilities, or Retained Assets or Retained Liabilities, such Contracts shall be assigned or retained pursuant to Article II).
(76)    “Transfer” shall have the meaning set forth in Section 2.2(a)(i); and the term “Transferred” shall have its correlative meaning.
(77)    “Transition Services Agreement” shall mean the Transition Services Agreement by and between the parties hereto.
(78)    “Unrelated Claims” means a claim or claims against a Shared Policy that is not a Related Claim.
(79)    “Voting Stock” shall mean, as to a particular corporation or other Person, outstanding shares of stock or other equity interests of any class of such Person entitled to vote in the election of directors, or otherwise to participate in the direction of the management and policies, of such Person, excluding shares or equity interests entitled so to vote or participate only upon the happening of some contingency.
Section 1.2.    References; Interpretation. References in this Agreement to any gender include references to all genders, and references to the singular include references to the plural and vice versa. Unless the context otherwise requires, the words “include”, “includes” and “including” when used in this Agreement shall be deemed to be followed by the phrase “without limitation”. Unless the context otherwise requires, references in this Agreement to Articles, Sections, Annexes, Exhibits and Schedules shall be deemed references to Articles and Sections of, and Annexes, Exhibits and Schedules to, this Agreement. Unless the context otherwise requires, the words “hereof”, “hereby” and “herein” and words of similar meaning when used in this Agreement refer to this Agreement in its entirety and not to any particular Article, Section or provision of this Agreement. The words “written request” when used in this Agreement shall include email. In the event of any inconsistency or conflict which may arise in the application or interpretation of any of the definitions set forth in Section 1.1, for the purpose of determining what is and is not included in such definitions, any item explicitly included on a Schedule referred to in any such definition shall take priority over any provision of the text thereof.

ARTICLE II
THE SEPARATION
Section 2.1.    General. Subject to the terms and conditions of this Agreement, the Parties shall use, and shall cause their respective Affiliates to use, their respective commercially reasonable efforts to consummate the transactions contemplated hereby, a portion of which may have already been implemented prior to the date hereof.
Section 2.2.    Transfer of Assets; Assumption of Liabilities.
(a)Transfer of Assets. Prior to the Distribution (it being understood that some of such Transfers may occur following the Effective Time in accordance with Section 2.6), pursuant to the Conveyancing and Assumption Instruments:
(i)Kimball International shall, or shall cause the applicable Asset Transferors to, transfer, contribute, distribute, assign and/or convey or cause to be transferred, contributed, distributed, assigned and/or conveyed (“Transfer”) to (A) the respective Kimball International Asset Transferees, all of the applicable Asset Transferors’ right, title and interest in and to the Retained Assets and (B) Kimball Electronics and/or the respective Kimball Electronics Asset Transferees, all of its and the applicable Asset Transferors’ right, title and interest in and to the Kimball Electronics Assets.
(ii)Any costs and expenses incurred after the Effective Time to effect any Transfer contemplated by this Section 2.2(a) (including any transfer effected pursuant to Section 2.6) shall be paid by the Parties as set forth in Section 10.5. Other than costs and expenses incurred in accordance with the foregoing, nothing in this Section 2.2(a) shall require any member of any Group to incur any material obligation or grant any material concession for the benefit of any member of any other Group in order to effect any transaction contemplated by this Section 2.2(a).
(b)Assumption of Liabilities. Except as otherwise specifically set forth in any Ancillary Agreement or, if applicable, from and after, the Effective Time (i) Kimball International shall, or shall cause a member of the Kimball International Group to, accept, assume (or, as applicable, retain) and perform, discharge and fulfill, in accordance with their respective terms (“Assume”), all of the Retained Liabilities and (ii) Kimball Electronics shall, or shall cause a member of the Kimball Electronics Group to, Assume all of the Kimball Electronics Liabilities, in each case, regardless of (A) when or where such Liabilities arose or arise, (B) whether the facts upon which they are based occurred prior to, on or subsequent to the Effective Time, (C) where or against whom such Liabilities are asserted or determined or (D) whether arising from or alleged to arise from negligence, recklessness, violation of Law, fraud or misrepresentation by any member of the Kimball International Group or the Kimball Electronics Group, as the case may be, or any of their past or present respective directors, officers, employees, agents, Subsidiaries or Affiliates.
(c)Consents. The Parties shall use their commercially reasonable efforts to obtain the Consents required to Transfer any Assets, Contracts, licenses, permits and authorizations issued by any Governmental Entity or parts thereof as contemplated by this Agreement. Notwithstanding anything herein to the contrary, no Contract or other Asset shall be transferred if it would violate applicable Law or, in the case of any Contract, the rights of any third party to such Contract.

Section 2.3.    Treatment of Shared Contracts. Without limiting the generality of the obligations set forth in Sections 2.2(a) and (b):
(a)    Unless the Parties otherwise agree or the benefits of any Contract described in this Section are expressly conveyed to the applicable Party pursuant to an Ancillary Agreement, any Contract that is listed on Schedule 2.3(a), (a “Shared Contract”), shall be assigned in part to the applicable member(s) of the applicable Group, if so assignable, or appropriately amended prior to, on or after the Effective Time, so that each Party or the members of their respective Groups as of the Effective Time shall be entitled to the rights and benefits, and shall Assume the related portion of any Liabilities, inuring to their respective Businesses; provided, however, that (x) in no event shall any member of any Group be required to assign (or amend) any Shared Contract in its entirety or to assign a portion of any Shared Contract (including any Policy) which is not assignable (or cannot be amended) by its terms (including any terms imposing consents or conditions on an assignment where such consents or conditions have not been obtained or fulfilled, subject to Section 2.2(c)), and (y) if any Shared Contract cannot be so partially assigned by its terms or otherwise, cannot be amended or has not for any other reason been assigned or amended, or if such assignment or amendment would impair the benefit the parties thereto derive from such Shared Contract, (I) at the reasonable request of the Party (or the member of such Party’s Group) to which the benefit of such Shared Contract inures in part, the Party for which such Shared Contract is, as applicable, a Retained Asset or Kimball Electronics Asset shall, and shall cause each of its respective Subsidiaries to, for a period ending not later than six (6) months after the Distribution Date (unless the term of Shared Contract ends at a later date, in which case for a period ending on such date), take such other reasonable and permissible actions to cause such member of the Kimball Electronics Group or the Kimball International Group, as the case may be, to receive the benefit of that portion of each Shared Contract that relates to the Kimball Electronics Business or the Retained Business, as the case may be (in each case, to the extent so related) as if such Shared Contract had been assigned to (or amended to allow) a member of the applicable Group pursuant to this Section 2.3 and to bear the burden of the corresponding Liabilities (including any Liabilities that may arise by reason of such arrangement) as if such Liabilities had been Assumed by a member of the applicable Group pursuant to this Section 2.3 and (II) the Party to which the benefit of such Shared Contract inures in part shall use commercially reasonable efforts to enter into a separate contract pursuant to which it procures such rights and obligations as are necessary such that it no longer needs to avail itself of the arrangements provided pursuant to this Section 2.3(a); provided that, the Party for which such Shared Contract is, as applicable, a Retained Asset or Kimball Electronics Asset, such Party, and such Party’s applicable Subsidiaries shall not be liable for any actions or omissions taken in accordance with clause (y) of this Section 2.3(a).
(b)    Each of Kimball International and Kimball Electronics shall, and shall cause the members of its Group to, (A) treat for all Tax purposes the portion of each Shared Contract inuring to its respective Businesses as Assets owned by, and/or Liabilities of, as applicable, such Party as of the Effective Time and (B) neither report nor take any Tax position (on a Tax Return or otherwise) inconsistent with such treatment (unless required by applicable Tax Law or good faith resolution of a Tax Contest relating to Taxes).

Section 2.4.    Intercompany Accounts; Payments and Reimbursements Received After Effective Time.
(a)    Except as set forth in Section 6.1(b), all (i) intercompany receivables, payables and loans (other than receivables, payables and loans otherwise specifically provided for under this Agreement, under any Ancillary Agreement or under any Continuing Arrangements, and other than payables created or required hereby or by any Ancillary Agreement or any Continuing Arrangements), if any, and (ii) intercompany balances, including in respect of any cash balances, any cash balances representing deposited checks or drafts or any cash held in any centralized cash management system between any member of the Kimball International Group, on the one hand, and any member of the Kimball Electronics Group, on the other hand, which exist and are reflected in the accounting records of the relevant Parties immediately prior to the Effective Time, shall, under applicable Law or contractual obligations be settled or capitalized, in each case as of the Effective Time, as may be agreed prior to the Effective Time by Kimball International and/or Kimball Electronics, and their respective Subsidiaries, as applicable; provided, however, with respect to current intercompany receivables and payables (but not loans) between any member of the Kimball International Group, on the one hand, and any member of the Kimball Electronics Group, on the other hand (“Trade Balances”), for which the Parties do not agree to settle prior to the Effective Time, such Trade Balances shall be settled by the Parties within sixty (60) days after the Effective Time. Each of the Parties shall, and shall cause their respective Subsidiaries to, take all actions and do all things reasonably necessary on its part, or such Subsidiaries’ part to consummate and make effective the transactions contemplated by such agreement or agreements in respect of such settlements or capitalizations.
(b)    As between the Parties (and the members of their respective Group) all payments and reimbursements received after the Effective Time by one Party (or member of its Group) that relate to a Business, Asset or Liability of the other Party (or member of its Group), shall be held by such Party in trust for the use and benefit of the Party entitled thereto (at the expense of the Party entitled thereto) and, promptly upon receipt by such Party of any such payment or reimbursement, such Party shall pay or shall cause the applicable member of its Group to pay over to the Party entitled thereto the amount of such payment or reimbursement without right of set-off.
Section 2.5.    Limitation of Liability; Intercompany Contracts.
(a)    Except in the case of any knowing violation of Law, fraud or misrepresentation, no Party shall have any Liability to the other Party in the event that any Information exchanged or provided pursuant to this Agreement which is an estimate or forecast, or which is based on an estimate or forecast, is found to be inaccurate.
(b)    No Party or any Subsidiary thereof shall be liable to the other Party or any Subsidiary of the other Party based upon, arising out of or resulting from any Contract, arrangement, course of dealing or understanding between or among it and the other Party existing at or prior to the Effective Time (other than pursuant to this Agreement, any Ancillary Agreement, any Continuing Arrangements, any Third Party Agreements, as set forth in Section 6.1(b) or any other Contract entered into in connection herewith or in order to consummate the transactions contemplated hereby or thereby and except as provided in any thereof) and each Party hereby terminates any and all Contracts, arrangements, courses of dealing or understandings between or among it and the other Party effective as of the Effective Time (other than this Agreement, any Ancillary Agreement, any

Continuing Arrangements, any Third Party Agreements, as set forth in Section 6.1(b) or any Contract entered into in connection herewith or in order to consummate the transactions contemplated hereby or thereby and except as provided in any thereof), provided, however, that with respect to any Contract, arrangement, course of dealing or understanding between or among the Parties or any Subsidiaries thereof discovered after the Effective Time, the Parties agree that such Contract, arrangement, course of dealing or understanding shall nonetheless be deemed terminated as of the Effective Time with the only liability of the Parties in respect thereof to be the obligations incurred between the Parties pursuant to such Contract, arrangement, course of dealing or understanding between the Effective Time and the time of discovery or later termination of any such Contract, arrangement, course of dealing or understanding.
Section 2.6.    Transfers Not Effected at or Prior to the Effective Time; Transfers Deemed Effective as of the Effective Time.
(a)    To the extent that any Transfers contemplated by this Article II shall not have been consummated at or prior to the Effective Time, the Parties shall use commercially reasonable efforts to effect such Transfers as promptly following the Effective Time as shall be practicable. Nothing herein shall be deemed to require the Transfer of any Assets or the Assumption of any Liabilities which by their terms or operation of Law cannot be Transferred; provided, however, that the Parties and their respective Subsidiaries shall cooperate and use commercially reasonable efforts to seek to obtain, in accordance with applicable Law, any necessary Consents or Governmental Approvals for the Transfer of all Assets and Assumption of all Liabilities to the fullest extent permitted by applicable Law contemplated to be Transferred and Assumed pursuant to this Article II. In the event that any such Transfer of Assets or Assumption of Liabilities has not been consummated, from and after the Effective Time (i) the Party retaining such Asset shall thereafter hold such Asset in trust for the use and benefit of the Party entitled thereto (at the expense of the Party entitled thereto) and (ii) the Party intended to Assume such Liability shall, or shall cause the applicable member of its Group to, pay or reimburse the Party retaining such Liability for all amounts paid or incurred in connection with the retention of such Liability. To the extent the foregoing applies to any Contracts to be assigned for which any necessary Consents or Governmental Approvals are not received prior to the Effective Time, the treatment of such Contracts shall, for the avoidance of doubt, be subject to Section 2.8 and Section 2.9, to the extent applicable. In addition, the Party retaining such Asset or Liability shall, insofar as reasonably possible and to the extent permitted by applicable Law, treat such Asset or Liability in the ordinary course of business in accordance with past practice and take such other actions as may be reasonably requested by the Party to which such Asset is to be Transferred or by the Party Assuming such Liability in order to place such Party, insofar as reasonably possible, in the same position as if such Asset or Liability had been Transferred or Assumed as contemplated hereby and so that all the benefits and burdens relating to such Asset or Liability, including possession, use, risk of loss, potential for gain, and dominion, control and command over such Asset or Liability, are to inure from and after the Effective Time to the member or members of the Kimball International Group or the Kimball Electronics Group entitled to the receipt of such Asset or required to Assume such Liability. In furtherance of the foregoing, the Parties agree that, as of the Effective Time, subject to Section 2.2(c) and Section 2.9(b), each Party shall be deemed to have acquired complete and sole beneficial ownership over all of the Assets, together with all rights, powers and privileges incident thereto, and shall be deemed to have Assumed in accordance with the terms of this Agreement all of the Liabilities, and all duties, obligations and responsibilities incident thereto, which such Party is entitled to acquire or required to Assume pursuant to the terms of this Agreement.
(b)    If and when the Consents, Governmental Approvals and/or conditions, the absence or non-satisfaction of which caused the deferral of Transfer of any Asset or deferral of the Assumption of any Liability pursuant to Section 2.6(a), are obtained or satisfied, the Transfer, assignment, Assumption or novation of the applicable Asset or Liability shall be effected in accordance with and subject to the terms of this Agreement (including Section 2.2) and/or the applicable Ancillary Agreement, and shall, to the extent possible without the imposition of any undue cost on any Party, be deemed to be effective as of the Effective Time.
(c)    The Party retaining any Asset or Liability due to the deferral of the Transfer of such Asset or the deferral of the Assumption of such Liability pursuant to Section 2.6(a) or otherwise shall not be obligated, in connection with the foregoing, to expend any money unless the necessary funds are advanced, assumed, or agreed in advance to be reimbursed by the Party entitled to such Asset or the Person intended to be subject to such Liability, other than reasonable attorneys’ fees and recording or similar or other incidental fees, all of which shall be promptly reimbursed by the Party entitled to such Asset or the Person intended to be subject to such Liability.
(d)    After the Effective Time, each Party (or any member of its Group) may receive mail, packages and other communications properly belonging to another Party (or any member of its Group). Accordingly, at all times after the Effective Time, each Party is hereby authorized to receive and, if reasonably necessary to identify the proper recipient in accordance with this Section 2.6(d), open all mail, packages and other communications received by such Party that belongs to such other Party, and to the extent that they do not relate to the business of the receiving Party, the receiving Party shall promptly deliver such mail, packages or other communications (or, in case the same also relates to the business of the receiving Party or another Party, copies thereof) to such other Party as provided for in Section 10.6. The provisions of this Section 2.6(d) are not intended to, and shall not, be deemed to constitute an authorization by any Party to permit the other to accept service of process on its behalf and no Party is or shall be deemed to be the agent of any other Party for service of process purposes.
(e)    With respect to Assets and Liabilities described in Section 2.6(a), each of Kimball International and Kimball Electronics shall, and shall cause the members of its respective Group to, (i) treat for all Tax purposes (A) the deferred Assets as assets having been Transferred to and owned by the Party entitled to such Assets not later than the Effective Time and (B) the deferred Liabilities as liabilities having been Assumed and owned by the Person intended to be subject to such Liabilities not later than the Effective Time and (ii) neither report nor take any Tax position (on a Tax Return or otherwise) inconsistent with such treatment (unless required by a change in applicable Tax Law or good faith resolution of a Tax Contest relating to Taxes).
Section 2.7.    Conveyancing and Assumption Instruments. In connection with, and in furtherance of, the Transfers of Assets and the Assumptions of Liabilities contemplated by this Agreement, the Parties shall execute or cause to be executed, on or after the date hereof by the appropriate entities to the extent not executed prior to the date hereof, any Conveyancing and Assumption Instruments necessary to evidence the valid Transfer to the applicable Party or member of such Party’s Group of all right, title and interest in and to its accepted Assets and the valid and effective Assumption by the applicable Party of its Assumed Liabilities for Transfers and

Assumptions to be effected pursuant to Indiana Law or the Laws of one of the other states of the United States or, if not appropriate for a given Transfer or Assumption, and for Transfers or Assumptions to be effected pursuant to non-U.S. Laws, in such form as the Parties shall reasonably agree, including the Transfer of real property by mutually acceptable conveyance deeds as may be appropriate and in form and substance as may be required by the jurisdiction in which the real property is located. The Transfer of capital stock shall be effected by means of executed stock powers and notation on the stock record books of the corporation or other legal entities involved, or by such other means as may be required in any non-U.S. jurisdiction to Transfer title to stock and, only to the extent required by applicable Law, by notation on public registries.
Section 2.8.    Further Assurances; Ancillary Agreements.
(a)    In addition to and without limiting the actions specifically provided for elsewhere in this Agreement, including Section 2.6, each of the Parties shall cooperate with each other and use (and shall cause its respective Subsidiaries and Affiliates to use) commercially reasonable efforts, at and after the Effective Time, to take, or to cause to be taken, all actions, and to do, or to cause to be done, all things reasonably necessary on its part under applicable Law or contractual obligations to consummate and make effective the transactions contemplated by this Agreement and the Ancillary Agreements.
(b)    Without limiting the foregoing, at and after the Effective Time, each Party shall cooperate with the other Parties, and without any further consideration, but at the expense of the requesting Party (except as provided in Sections 2.2(a)(ii) and 2.6(c)) from and after the Effective Time, to execute and deliver, or use commercially reasonable efforts to cause to be executed and delivered, all instruments, including instruments of Transfer or title, and to make all filings with, and to obtain all Consents and/or Governmental Approvals, any permit, license, Contract, indenture or other instrument (including any Consents or Governmental Approvals), and to take all such other actions as such Party may reasonably be requested to take by any other Party from time to time, consistent with the terms of this Agreement and the Ancillary Agreements, in order to effectuate the provisions and purposes of this Agreement and the Ancillary Agreements and the Transfers of the applicable Assets and the assignment and Assumption of the applicable Liabilities and the other transactions contemplated hereby and thereby. Without limiting the foregoing, each Party shall, at the reasonable request, cost and expense of any other Party (except as provided in Sections 2.2(a)(ii) and 2.6(c)), take such other actions as may be reasonably necessary to vest in such other Party such title and such rights as possessed by the transferring Party to the Assets allocated to such other Party under this Agreement or any of the Ancillary Agreements, free and clear of any Security Interest.
(c)    Without limiting the foregoing, in the event that any Party (or member of such Party’s Group) receives any Assets (including the receipt of payments made pursuant to Contracts and proceeds from accounts receivable with respect to such Asset) or is liable for any Liability that is otherwise allocated to any Person that is a member of the other Group pursuant to this Agreement or the Ancillary Agreements, such Party agrees to promptly Transfer, or cause to be Transferred such Asset or Liability to the other Party so entitled thereto (or member of such other Party’s Group as designated by such other Party) at such other Party’s expense. Prior to any such Transfer, such Asset shall be held in accordance with the provisions of Section 2.6.
(d)    At or prior to the Effective Time, each of Kimball International and Kimball Electronics shall enter into, and/or (where applicable) shall cause a member or members of their respective Group to enter into, the Ancillary Agreements and any other Contracts in respect of the Distributions reasonably necessary or appropriate in connection with the transactions contemplated hereby and thereby.
Section 2.9.    Novation of Liabilities; Indemnification.
(a)    Each Party, at the request of the other Party, shall use commercially reasonable efforts to obtain, or to cause to be obtained, any Consent, Governmental Approval, substitution or amendment required to novate or assign to the fullest extent permitted by applicable Law all obligations under Contracts and Liabilities for which a member of such first Party’s Group and a member of such other Party’s Group (such other Party, the “Other Party”) are jointly or severally liable and that do not constitute Liabilities of such Other Party hereunder, or, if permitted by applicable Law, to obtain in writing the unconditional release of all parties to such arrangements (other than any member of the Group who Assumed or retained such Liability as set forth in this Agreement), so that, in any such case, the members of the applicable Group shall be solely responsible for such Liabilities; provided, however, that no Party shall be obligated to pay any consideration therefor to any third party from whom any such Consent, Governmental Approval, substitution or amendment is requested (unless such Party is fully reimbursed by the requesting Party).
(b)    If the Parties are unable to obtain, or to cause to be obtained, any such required Consent, Governmental Approval, release, substitution or amendment, the Other Party or a member of such Other Party’s Group shall continue to be bound by such Contract, license or other obligation that does not constitute a Liability of such Other Party and, unless not permitted by Law or the terms thereof, as agent or subcontractor for such Party, the Party or member of such Party’s Group who Assumed or retained such Liability as set forth in this Agreement (the “Liable Party”) shall, or shall cause a member of its Group to, pay, perform and discharge fully all the obligations or other Liabilities of such Other Party or member of such Other Party’s Group thereunder from and after the Effective Time. For the avoidance of doubt, in furtherance of the foregoing, the Liable Party or a member of such Liable Party’s Group, as agent or subcontractor of the Other Party or a member of such Other Party’s Group, to the extent reasonably necessary to pay, perform and discharge fully any Liabilities, or retain the benefits (including pursuant to Section 2.6) associated with such Contract or license, is hereby granted the right to, among other things, (i) prepare, execute and submit invoices under such Contract or license in the name of the Other Party (or the applicable member of such Other Party’s Group), (ii) send correspondence relating to matters under such Contract or license in the name of the Other Party (or the applicable member of such Other Party’s Group), (iii) file Actions in the name of the Other Party (or the applicable member of such Other Party’s Group) in connection with such Contract or license and (iv) otherwise exercise all rights in respect of such Contract or license in the name of the Other Party (or the applicable member of such Other Party’s Group); provided that (y) such actions shall be taken in the name of the Other Party (or the applicable member of such Other Party’s Group) only to the extent reasonably necessary or advisable in connection with the foregoing and (z) to the extent that there shall be a conflict between the provisions of this Section 2.9(b) and the provisions of any more specific arrangement between a member of such Liable Party’s Group and a member of such Other Party’s Group, such more specific arrangement shall control. The Liable Party shall indemnify each Other Party and hold each of them harmless against any Liabilities (other than Liabilities of such Other Party) arising in connection therewith; provided, that the Liable Party shall have no obligation to indemnify the Other Party with respect to any matter to the extent that such Liabilities arise from such Other Party’s willful breach, knowing violation of

Law, fraud, misrepresentation or gross negligence in connection therewith, in which case such Other Party shall be responsible for such Liabilities. The Other Party shall, without further consideration, promptly pay and remit, or cause to be promptly paid or remitted, to the Liable Party or, at the direction of the Liable Party, to another member of the Liable Party’s Group, all money, rights and other consideration received by it or any member of its Group in respect of such performance by the Liable Party (unless any such consideration is an Asset of such Other Party pursuant to this Agreement). If and when any such Consent, Governmental Approval, release, substitution or amendment shall be obtained or such agreement, lease, license or other rights or obligations shall otherwise become assignable or able to be novated, the Other Party shall, to the fullest extent permitted by applicable Law, promptly Transfer or cause the Transfer of all rights, obligations and other Liabilities thereunder of such Other Party or any member of such Other Party’s Group to the Liable Party or to another member of the Liable Party’s Group without payment of any further consideration and the Liable Party, or another member of such Liable Party’s Group, without the payment of any further consideration, shall Assume such rights and Liabilities to the fullest extent permitted by applicable Law. Each of the applicable Parties shall, and shall cause their respective Subsidiaries to, take all actions and do all things reasonably necessary on its part, or such Subsidiaries’ part, under applicable Law or contractual obligations to consummate and make effective the transactions contemplated by this Section 2.9.
Section 2.10.    Guarantees.
(a)    Except as otherwise specified in any Ancillary Agreement, at or prior to the Effective Time or as soon as practicable thereafter, (i) Kimball International shall (with the reasonable cooperation of the applicable member of the Kimball Electronics Group) use its commercially reasonable efforts to have any member of the Kimball Electronics Group removed as guarantor of or obligor for any Retained Liabilities to the fullest extent permitted by applicable Law, including in respect of those guarantees set forth on Schedule 2.10(a)(i), to the extent that they relate to Retained Liabilities and (ii) Kimball Electronics shall (with the reasonable cooperation of the applicable member of the Kimball International Group) use commercially reasonable efforts to have any member of the Kimball International Group removed as guarantor of or obligor for any Kimball Electronics Liabilities, to the fullest extent permitted by applicable Law, including in respect of those guarantees set forth on Schedule 2.10(a)(ii), to the extent that they relate to Kimball Electronics Liabilities.
(b)    At or prior to the Effective Time, to the extent required to obtain a release from a guaranty (a “Guaranty Release”):
(i)of any member of the Kimball International Group, Kimball Electronics shall execute a guaranty agreement substantially in the form of the existing guaranty or such other form as is agreed to by the relevant parties to such guaranty agreement, except to the extent that such existing guaranty contains representations, covenants or other terms or provisions either (A) with which Kimball Electronics would be reasonably unable to comply or (B) which would be reasonably expected to be breached; and
(ii)of any member of the Kimball Electronics Group, Kimball International shall execute a guaranty agreement substantially in the form of the existing guaranty or such other form as is agreed to by the relevant parties to such guaranty agreement, except to the extent that such existing guaranty contains representations, covenants or other terms or provisions either (A) with which Kimball International would be reasonably unable to comply or (B) which would be reasonably expected to be breached.
(c)    If Kimball International or Kimball Electronics is unable to obtain, or to cause to be obtained, any such required removal as set forth in clauses (a) and (b) of this Section 2.10, (i) the relevant member of the Kimball International Group or Kimball Electronics Group, as applicable, that has assumed the underlying Liability with respect to such guaranty shall indemnify and hold harmless the guarantor or obligor for any Indemnifiable Loss arising from or relating thereto (in accordance with the provisions of Article VI) and shall or shall cause one of its Subsidiaries, as agent or subcontractor for such guarantor or obligor to pay, perform and discharge fully all the obligations or other Liabilities of such guarantor or obligor thereunder and (ii) each of Kimball International and Kimball Electronics, on behalf of themselves and the members of their respective Groups, agree not to renew or extend the term of, increase its obligations under, or Transfer to a third party, any loan, guarantee, lease, contract or other obligation for which another Party or member of such Party’s Group is or may be liable without the prior written consent of such other Party, unless all obligations of such other Party and the other members of such Party’s Group with respect thereto are thereupon terminated by documentation reasonably satisfactory in form and substance to such Party.
Section 2.11.    Capital Contribution. From the date of this Agreement until the Distribution, except as otherwise provided in this Section 2.11, Kimball International will be entitled to use, retain or otherwise dispose of all cash generated by the Kimball Electronics Business and the Kimball Electronics Assets in accordance with the ordinary course operation of Kimball International’s cash management systems. Immediately prior to the Distribution, Kimball International will contribute to Kimball Electronics an amount of cash and cash equivalents so that, as of the Distribution, the members of the Kimball Electronics Group will have, in the aggregate, an amount of cash and cash equivalents equal to at least sixty-three million ($63 million). All cash and cash equivalents held by a member of the Kimball Electronics Group as of the Effective Time will be a Kimball Electronics Asset and all cash and cash equivalents held by any member of the Kimball International Group as of the Effective Time will be a Kimball International Asset.
Section 2.12.    Disclaimer of Representations and Warranties. EACH OF KIMBALL INTERNATIONAL (ON BEHALF OF ITSELF AND EACH MEMBER OF THE KIMBALL INTERNATIONAL GROUP) AND KIMBALL ELECTRONICS (ON BEHALF OF ITSELF AND EACH MEMBER OF THE KIMBALL ELECTRONICS GROUP) UNDERSTANDS AND AGREES THAT, EXCEPT AS EXPRESSLY SET FORTH HEREIN, IN ANY ANCILLARY AGREEMENT OR IN ANY CONTINUING ARRANGEMENT, NO PARTY TO THIS AGREEMENT, ANY ANCILLARY AGREEMENT OR ANY OTHER AGREEMENT OR DOCUMENT CONTEMPLATED BY THIS AGREEMENT, ANY ANCILLARY AGREEMENTS OR OTHERWISE, IS REPRESENTING OR WARRANTING IN ANY WAY AS TO THE ASSETS, BUSINESSES OR LIABILITIES CONTRIBUTED, TRANSFERRED OR ASSUMED AS CONTEMPLATED HEREBY OR THEREBY, AS TO ANY CONSENTS OR GOVERNMENTAL APPROVALS REQUIRED IN CONNECTION HEREWITH OR THEREWITH, AS TO THE VALUE OR FREEDOM FROM ANY SECURITY INTERESTS OF, OR ANY OTHER MATTER CONCERNING, ANY ASSETS OF SUCH PARTY, OR AS TO THE ABSENCE OF ANY DEFENSES OR RIGHT OF SETOFF OR FREEDOM FROM COUNTERCLAIM WITH RESPECT TO ANY ACTION OR OTHER ASSET, INCLUDING ACCOUNTS RECEIVABLE, OF ANY PARTY, OR AS TO THE LEGAL SUFFICIENCY OF ANY CONTRIBUTION, ASSIGNMENT,

DOCUMENT, CERTIFICATE OR INSTRUMENT DELIVERED HEREUNDER TO CONVEY TITLE TO ANY ASSET OR THING OF VALUE UPON THE EXECUTION, DELIVERY AND FILING HEREOF OR THEREOF. EXCEPT AS MAY EXPRESSLY BE SET FORTH HEREIN OR IN ANY ANCILLARY AGREEMENT, ALL SUCH ASSETS ARE BEING TRANSFERRED ON AN “AS IS, WHERE IS” BASIS (AND, IN THE CASE OF ANY REAL PROPERTY, BY MEANS OF A QUITCLAIM OR SIMILAR FORM DEED OR CONVEYANCE) AND THE RESPECTIVE TRANSFEREES SHALL BEAR THE ECONOMIC AND LEGAL RISKS THAT (I) ANY CONVEYANCE SHALL PROVE TO BE INSUFFICIENT TO VEST IN THE TRANSFEREE GOOD TITLE, FREE AND CLEAR OF ANY SECURITY INTEREST AND (II) ANY NECESSARY CONSENTS OR GOVERNMENTAL APPROVALS ARE NOT OBTAINED OR THAT ANY REQUIREMENTS OF LAWS OR JUDGMENTS ARE NOT COMPLIED WITH.
ARTICLE III
CERTAIN ACTIONS AT OR PRIOR TO THE DISTRIBUTIONS
Section 3.1.    Recapitalization; Organizational Documents. On or prior to the Distribution Date, all necessary actions shall be taken to (i) complete the Recapitalization, and (ii) adopt the form of the Amended and Restated Articles of Incorporation and the Amended and Restated Bylaws filed by Kimball Electronics with the Commission as exhibits to the Form 10, to be effective as of the Effective Time.
Section 3.2.    Directors. On or prior to the Distribution Date, Kimball International shall take all necessary action to cause the Board of Directors of Kimball Electronics to include, at the Effective Time, the individuals identified in the Information Statement as director nominees of Kimball Electronics; provided, however, that to the extent required by an Law or requirement of NASDAQ or any other national securities exchange, as applicable, one independent director will be appointed by the existing board of directors of Kimball Electronics and begin his or her term prior to the Distribution in accordance with such Law or requirement.
Section 3.3.    Officers. On or prior to the Distribution Date, Kimball International shall take all necessary action to cause the individuals identified as such in the Information Statement to be officers of Kimball Electronics as of the Effective Time.
Section 3.4.    Resignations and Removals.
(a)On or prior to the Distribution Date or as soon thereafter as practicable, (i) Kimball International shall cause all its employees and any employees of its Subsidiaries (excluding any employees of any member of the Kimball Electronics Group) to resign or be removed, effective as of the Effective Time, from all positions as officers or directors of any member of the Kimball Electronics Group in which they serve, and (ii) Kimball Electronics shall cause all its employees and any employees of its Subsidiaries to resign, effective as of the Effective Time, from all positions as officers or directors of any members of the Kimball International Group in which they serve.
(b)No Person shall be required by any Party to resign from any position or office with another Party if such Person is disclosed in the Information Statement as the Person who is to hold such position or office following the Distribution.

ARTICLE IV
THE DISTRIBUTION
Section 4.1.    Stock Dividend to Kimball International Share Owners. On the Distribution Date, Kimball International shall cause the Distribution Agent to distribute all of the outstanding shares of Kimball Electronics Common Shares to Share Owners on the Record Date, and to credit the appropriate number of such shares of Kimball Electronics Common Shares to book entry accounts for each such holder or designated transferee or transferees of such holder of Kimball Electronics Common Shares. Each holder of Kimball International Common Shares on the Record Date (or such holder’s designated transferee or transferees) shall be entitled to receive in the Distribution three shares of Kimball Electronics Common Shares for every four shares of Kimball International Common Shares held by such Share Owner. For the avoidance of doubt, following the Stock Unification (as defined in Section 4.4(i) below) there shall be no distinctions made between shares of Kimball International Class A common stock and Class B common stock and each such share, whether Class A common stock or Class B common stock, shall receive the same amount of Kimball Electronics Common Shares in the Distribution. No action by any such Share Owner shall be necessary for such Share Owner (or such Share Owner’s designated transferee or transferees) to receive in the Distribution the applicable number of shares (and, if applicable, cash in lieu of any fractional shares) of Kimball Electronics Common Shares such Share Owner is entitled.
Section 4.2.    Actions in Connection with the Distribution.
(a)    Prior to the Distribution Date, Kimball Electronics shall file such amendments and supplements to its Form 10 as Kimball International may reasonably request, and such amendments as may be necessary in order to cause the same to become and remain effective as required by Law, including filing such amendments and supplements to its Form 10 as may be required by the Commission or federal, state or foreign securities Laws. Kimball Electronics shall mail (or deliver by electronic means where not prohibited by Law) to the Share Owners, at such time on or prior to the Distribution Date as Kimball International shall determine, the Information Statement included in its Form 10 (or a notice of internet availability of the Information Statement), as well as any other information concerning Kimball Electronics, its business, operations and management, the transaction contemplated herein and such other matters as Kimball International shall reasonably determine are necessary and as may be required by Law. Promptly after receiving a request from Kimball International, Kimball Electronics shall prepare and, in accordance with applicable Law, file with the Commission any such documentation that Kimball International reasonably determines is necessary or desirable to effectuate the Distribution, and Kimball International and Kimball Electronics shall each use commercially reasonable efforts to obtain all necessary approvals from the Commission with respect thereto as soon as practicable.
(b)    Kimball Electronics shall use commercially reasonable efforts in preparing, filing with the Commission and causing to become effective, as soon as reasonably practicable, an effective registration statement or amendments thereof which are required in connection with the establishment of, or amendments to, any employee benefit plans of Kimball Electronics.
(c)To the extent not already approved and effective, Kimball Electronics shall use commercially reasonable efforts to have approved and made effective, the application for the original listing on the NASDAQ of the Kimball Electronics Common Shares to be distributed in the Distribution, subject to official notice of distribution.

(d)Nothing in this Section 4.2 shall be deemed to shift or otherwise impose Liability for any portion of Kimball Electronics’ Form 10 or Information Statement to Kimball International.
(e)Kimball International Share Owners holding a number of shares of Kimball International Common Shares, on the Record Date, which would entitle such Share Owners to receive less than one whole share of Kimball Electronics Common Shares, will receive cash in lieu of fractional shares. Fractional shares of Kimball Electronics Common Shares will neither be distributed on the Distribution Date nor credited to book-entry accounts. The Distribution Agent shall, as soon as practicable after the Record Date (a) determine the number of whole shares and fractional shares of Kimball Electronics Common Shares allocable to each holder of record or beneficial owner of Kimball International Common Shares as of the close of business on the Record Date, (b) aggregate all such fractional shares into whole shares and sell the whole shares obtained thereby in open market transactions, in each case, at then prevailing trading prices on behalf of holders who would otherwise be entitled to fractional share interests, and (c) distribute to each such holder, or for the benefit of each such beneficial owner, such holder or owner’s ratable share of the net proceeds of such sale, based upon the average gross selling price per share of Kimball Electronics Common Shares after making appropriate deductions for any amount required to be withheld for Tax purposes and any brokerage fees incurred in connection with these sales of fractional shares. None of Kimball International, Kimball Electronics or the Distribution Agent will guarantee any minimum sale price for the fractional shares of Kimball Electronics Common Shares. Neither Kimball International nor Kimball Electronics will pay any interest on the proceeds from the sale of fractional shares. The Distribution Agent acting on behalf of the applicable Party will have the sole discretion to select the broker-dealers through which to sell the aggregated fractional shares and to determine when, how and at what price to sell such shares. Neither the Distribution Agent nor the broker-dealers through which the aggregated fractional shares are sold will be Affiliates of Kimball International or Kimball Electronics.
Section 4.3.    Sole Discretion of Kimball International. Kimball International, in its sole and absolute discretion, shall determine the Distribution Date, the Effective Time and all other terms of the Distribution, including the form, structure and terms of any transactions and/or offerings to effect the Distribution and the timing of and conditions to the consummation thereof. In addition, Kimball International may, in accordance with Section 10.10, at any time and from time to time until the completion of the Distribution decide to abandon the Distribution or modify or change the terms of the Distribution, including by accelerating or delaying the timing of the consummation of all or part of the Distribution. Without limiting the foregoing, Kimball International shall have the right not to complete the Distribution if, at any time prior to the Effective Time, the Board shall have determined, in its sole discretion, that the Distribution is not in the best interests of Kimball International or its Share Owners, that a sale or other alternative is in the best interests of Kimball International or its Share Owners or that it is not advisable at that time for the Kimball Electronics Business to separate from Kimball International.
Section 4.4.    Conditions to Distribution. Subject to Section 4.3, the following are conditions to the consummation of the Distribution. The conditions are for the sole benefit of Kimball International and shall not give rise to or create any duty on the part of Kimball International or the Board to waive or not waive any such condition. Each Party will use its commercially reasonable efforts to keep the other Party apprised of its efforts with respect to, and the status of, each of the following conditions:

(a)    The Form 10 and the Information Statement attached thereto shall have been declared effective by the Commission, no stop order suspending the effectiveness thereof shall be in effect, no proceedings for such purpose shall be pending before or threatened by the Commission, and a notice of internet availability of the Information Statement, shall have been mailed to the Share Owners;
(b)    The Kimball Electronics Common Shares to be delivered in the Distribution shall have been approved for listing on the NASDAQ, subject to official notice of distribution;
(c)    Kimball International shall have obtained (i) a ruling from the Internal Revenue Service that the Stock Unification (as defined in Section 4.4(i) below) will not cause Kimball International to recognize income or gain as a result of the Distribution; and (ii) an opinion of Squire Patton Boggs (US) LLP, its tax counsel, in form and substance satisfactory to Kimball International, to the effect that the Distribution satisfies the requirements to qualify as a tax-free transaction for U.S. federal income tax purposes to Kimball International and to Kimball International’s Share Owners under Section 355 of the Code (except for cash payments made to Share Owners in lieu of fractional shares that will generally result in taxable gain or loss to such Share Owners equal to the difference between the amount of cash received and the tax basis allocable to the fractional shares);
(d)    Prior to the Distribution Date, the Board shall have obtained advice from its investment banker, in form and substance satisfactory to Kimball International, with respect to the capital adequacy and solvency of each of Kimball International and Kimball Electronics;
(e)    Reserved;
(f)No order, injunction or decree issued by any Governmental Entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of all or any portion of the Distribution shall be pending, threatened, issued or in effect, and no other event shall have occurred or failed to occur that prevents the consummation of all or any portion of the Distribution;
(g)No other events or developments shall have occurred or failed to occur that, in the judgment of the Board, would result in the Distribution having a material adverse effect on Kimball International or its Share Owners;
(h)The financing transactions described in “Description of Material Indebtedness” and elsewhere in the Information Statement as having occurred prior to the Distribution shall have been consummated prior to the time of the Distribution;
(i)A sufficient number of holders of Kimball International’s Class A common stock shall have converted their shares of Class A common stock into Class B common stock such that the percentage of Class A common stock of Kimball International issued and outstanding is less than 15% of the aggregate of all shares of Kimball International Common Stock issued and outstanding thereby causing, pursuant to Kimball International’s Amended and Restated Articles of Incorporation, the elimination of all distinctions between such classes of stock (the “Stock Unification”);
(j)Kimball International shall have taken all necessary action, in the judgment of the Board, to cause Kimball Electronics’ Board of Directors to consist of the individuals identified in the Information Statement as Kimball Electronics’ directors;
(k)The Board shall have approved the Distribution, which approval may be given or withheld at its absolute and sole discretion; and

(l)This Agreement and each of the Tax Matters Agreement, the Employee Matters Agreement, the Transition Services Agreement and the other Ancillary Agreements shall have been executed by each party.
ARTICLE V
CERTAIN COVENANTS
Section 5.1.    No Solicit; No Hire. Neither Kimball International nor Kimball Electronics, or any member of their respective Groups, shall, from the Effective Time through and including two years from the Effective Date, without the prior written consent of the applicable Party, directly or indirectly, recruit, solicit, hire or retain any person who is an employee of the other Party or its Subsidiaries as of the Effective Time or induce, or attempt to induce, any such employee to terminate his or her employment with, or otherwise cease his or her relationship with, the other Party or its Subsidiaries; provided, however, that (i) nothing in this Section 5.1 shall be deemed to prohibit any general solicitation for employment through advertisements and search firms not specifically directed at employees of such other applicable Party or any hiring as a result thereof; provided, that the applicable Party has not encouraged or advised such firm to approach any such employee or Party and (ii) the prohibitions of this Section 5.1 shall not apply with respect to an employee of the other Party or their Subsidiaries six months after the later of (x) the date of termination of his or her employment with the other Party and their Subsidiaries and (y) the last date on which such individual receives severance or other termination payments from the other Party or any of their Subsidiaries. The Parties agree that irreparable damage may occur in the event that the provisions of this Section 5.1 were not performed in accordance with their specific terms. Accordingly, it is hereby agreed that the Parties shall be entitled to an injunction or injunctions to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.
Section 5.2.    Intellectual Property. Each Party shall not use or exploit the Intellectual Property of the other Party after the Effective Time, except (i) as permitted in the Ancillary Agreements, (ii) as required by applicable Law; (iii) as permitted by the “fair use” doctrine or defense, or (iv) for neutral, non-trademark use of the other Parties’ Trademarks to describe the history of each Party’s respective business.
Section 5.3.    Cooperation. From and after the Effective Time, each Party shall, and shall cause each of its respective Affiliates and employees to, (i) provide reasonable cooperation and assistance to the other Party (and any member of its respective Group) in connection with the completion of the transactions contemplated herein and in each Ancillary Agreement, (ii) provide knowledge transfer regarding its applicable Business or Kimball International’s historical business, (iii) reasonably assist the other Party in the orderly and efficient transition in becoming an independent company to the extent set forth in the Transition Services Agreement or as otherwise set forth herein (including, but not limited to, complying with Articles VI, VII and IX) and (iv) reasonably assist the other Party to the extent such Party is providing or has provided services, as applicable, pursuant to the Transition Services Agreement, in connection with requests for information from, audits or other examinations of, such other Party by a Governmental Entity; in each case, except as otherwise set forth in this Agreement or may otherwise be agreed to by the Parties in writing, at no additional cost to the Party requesting such assistance other than for the actual out-of-pocket costs (which shall not include the costs of salaries and benefits of employees of such Party or any pro rata portion of overhead or other costs of employing such employees which would have been incurred by such employees’ employer regardless of the employees’ service with respect to the foregoing) incurred by any such Party, if applicable.
ARTICLE VI
INDEMNIFICATION
Section 6.1.    Release of Pre-Distribution Claims.
(a)Except (i) as provided in Section 6.1(b), (ii) as may be otherwise expressly provided in this Agreement or in any Ancillary Agreement and (iii) for any matter for which any Party is entitled to indemnification pursuant to this Article VI, each Party for itself and each member of its respective Group, their respective Affiliates as of the Effective Time and all Persons who at any time prior to the Effective Time were directors, officers, agents or employees of any member of their Group (in their respective capacities as such), in each case, together with their respective heirs, executors, administrators, successors and assigns, does hereby remise, release and forever discharge the other Parties and the other members of such other Parties’ Group, their respective Affiliates and all Persons who at any time prior to the Effective Time were stockholders, directors, officers, agents or employees of any member of such other Parties (in their respective capacities as such), in each case, together with their respective heirs, executors, administrators, successors and assigns, from any and all Liabilities whatsoever, whether at Law or in equity (including any right of contribution), whether arising under any Contract, by operation of Law or otherwise, existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the Effective Time, including in connection with the Distribution and any of the other transactions contemplated hereunder and under the Ancillary Agreements, and in any event will not, and will cause its respective Subsidiaries not to, bring any Action or claim against any member of the other Groups in respect of any such Liabilities.
(b)Nothing contained in Section 6.1(a), Section 2.4(a) or Section 2.5(b) shall impair or otherwise affect any right of any Party and, as applicable, a member of such Party’s Group, to enforce this Agreement, any Ancillary Agreement or any agreements, arrangements, commitments or understandings contemplated in this Agreement or in any Ancillary Agreement to continue in effect after the Effective Time. In addition, nothing contained in Section 6.1(a) shall release any person from:
(i)any Liability Assumed, Transferred or allocated to a Party or a member of such Party’s Group pursuant to or contemplated by, or any other Liability of any member of such Group under, this Agreement or any Ancillary Agreement including (A) with respect to Kimball International, any Retained Liabilities and (B) with respect to Kimball Electronics, any Kimball Electronics Liabilities;
(ii)any Liability provided in or resulting from any other Contract or understanding that is entered into after the Effective Time between any Party (and/or a member of such Party’s or Parties’ Group), on the one hand, and any other Party or Parties (and/or a member of such Party’s or Parties’ Group), on the other hand;
(iii)any Liability with respect to any Continuing Arrangements; and
(iv)any Liability that the Parties may have with respect to indemnification pursuant to this Agreement or otherwise for claims brought against the Parties by third Persons,

which Liability shall be governed by the provisions of this Agreement and, in particular, this Article VI and, if applicable, the appropriate provisions of the Ancillary Agreements.
In addition, nothing contained in Section 6.1(a) shall release Kimball International from indemnifying any director, officer or employee of Kimball Electronics who was a director, officer or employee of Kimball International or any of its Affiliates prior to the Effective Time or the Distribution Date, as the case may be, to the extent such director, officer or employee is or becomes a named defendant in any Action with respect to which he or she was entitled to such indemnification pursuant to then-existing obligations.
(c)Each Party shall not, and shall not permit any member of its Group to, make any claim, demand or offset, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification, against any other Party or any member of any other Party’s Group, or any other Person released pursuant to Section 6.1(a), with respect to any Liabilities released pursuant to Section 6.1(a).
(d)It is the intent of each Party, by virtue of the provisions of this Section 6.1, to provide, to the fullest extent permitted by applicable Law, for a full and complete release and discharge of all Liabilities existing or arising from all acts and events occurring or failing to occur or alleged to have occurred or to have failed to occur and all conditions existing or alleged to have existed at or before the Effective Time, whether known or unknown, between or among any Party (and/or a member of such Party’s Group), on the one hand, and any other Party or Parties (and/or a member of such Party’s or parties’ Group), on the other hand (including any contractual agreements or arrangements existing or alleged to exist between or among any such members at or before the Effective Time), except as specifically set forth in Sections 6.1(a) and 6.1(b). At any time, at the reasonable request of any other Party, each Party shall cause each member of its respective Group and, to the extent practicable, each other Person on whose behalf it released Liabilities pursuant to this Section 6.1 to execute and deliver releases, to the fullest extent permitted by applicable Law, reflecting the provisions hereof.
Section 6.2.    Indemnification by Kimball International. Except as otherwise specifically set forth in any provision of this Agreement or of any Ancillary Agreement, following the Effective Time, Kimball International shall and shall cause the other members of the Kimball International Group to indemnify, defend and hold harmless the Kimball Electronics Indemnitees from and against any and all Indemnifiable Losses of the Kimball Electronics Indemnitees arising out of, by reason of or otherwise in connection with (a) the Retained Liabilities or alleged Retained Liabilities or (b) any breach by Kimball International of any provision of this Agreement or any Ancillary Agreement unless such Ancillary Agreement expressly provides for separate indemnification therein, in which case any such indemnification claims shall be made thereunder. Notwithstanding the foregoing, for purposes of this Section 6.2, Kimball Electronics shall be deemed to have supplied all Information in connection with the “Business” section of the Form 10 and the “Business” section of the Information Statement, regardless of which entity actually makes such filing and under no circumstances shall Kimball International have any Liability or be obligated to indemnify any Kimball Electronics Indemnitee with respect thereto pursuant to this Section 6.2.

Section 6.3.    Indemnification by Kimball Electronics. Except as otherwise specifically set forth in any provision of this Agreement or of any Ancillary Agreement, following the Effective Time, Kimball Electronics shall and shall cause the other members of the Kimball Electronics Group to indemnify, defend and hold harmless the Kimball International Indemnitees from and against any and all Indemnifiable Losses of the Kimball International Indemnitees arising out of, by reason of or otherwise in connection with (a) the Kimball Electronics Liabilities or alleged Kimball Electronics Liabilities or (b) any breach by Kimball Electronics of any provision of this Agreement or any Ancillary Agreement unless such Ancillary Agreement expressly provides for separate indemnification therein, in which case any such indemnification claims shall be made thereunder. Notwithstanding the foregoing, for purposes of this Section 6.3, other than in connection with the “Business” section of the Form 10 and the “Business” section of the Information Statement, Kimball International shall be deemed to have supplied all Information relating to the Kimball Electronics Group included in any filing made with the Commission pursuant to the Securities Act or the Exchange Act prior to the Distribution Date, regardless of which entity actually makes such filing and under no circumstances shall Kimball Electronics have any Liability or be obligated to indemnify any Kimball International Indemnitee with respect thereto pursuant to this Section 6.3.
Section 6.4.    Reserved.
Section 6.5.    Procedures for Indemnification.
(a)Direct Claims. Other than with respect to Third Party Claims, which shall be governed by Section 6.5(b), each Kimball International Indemnitee and Kimball Electronics Indemnitee (each, an “Indemnitee”) shall notify in writing, with respect to any matter that such Indemnitee has determined has given or could give rise to a right of indemnification under this Agreement or any Ancillary Agreement, the Party which is or may be required pursuant to this Article VI or pursuant to any Ancillary Agreement to make such indemnification (the “Indemnifying Party”), within thirty (30) days of such determination, stating the amount of the Indemnifiable Loss claimed, if known, and, to the extent practicable, method of computation thereof, and referring to the provisions of this Agreement in respect of which such right of indemnification is claimed by such Indemnitee or arises; provided, however, that the failure to provide such written notice shall not release the Indemnifying Party from any of its obligations except and solely to the extent the Indemnifying Party shall have been actually materially prejudiced as a result of such failure. Each such Indemnitee shall provide the applicable Indemnifying Party with reasonable access, upon reasonable prior written notice and during normal business hours, in a manner so as not to unreasonably interfere in any material respect with the normal business operations of such Indemnitee, to its books and records, properties and personnel relating to the claim the Indemnitee has determined has given or could give rise to a right of indemnification under this Agreement or any Ancillary Agreement.
(b)Third Party Claims. If a claim or demand is made against an Indemnitee by any Person who is not a party to this Agreement (a “Third Party Claim”) as to which such Indemnitee is or may be entitled to indemnification pursuant to this Agreement or any Ancillary Agreement, such Indemnitee shall notify the Indemnifying Party in writing, and in reasonable detail, of the Third Party Claim promptly (and in any event within thirty (30) days) after receipt by such Indemnitee of written notice of the Third Party Claim; provided, however, that the failure to provide notice of any such Third Party Claim pursuant to this or the preceding sentence shall not release the Indemnifying Party from any of its obligations except and solely to the extent the Indemnifying Party shall have been actually materially prejudiced as a result of such failure.
(c)Other than in the case of (i) Taxes addressed in the Tax Matters Agreement, which shall be addressed as set forth therein or (ii) indemnification by a beneficiary Party of a guarantor Party pursuant to Section 2.10(c) (the defense of which shall be controlled by the beneficiary Party), the Indemnifying Party shall be entitled to participate in the defense of any Third Party Claim and, if it so chooses, to assume the defense thereof, at such Indemnifying Party’s own cost and expense and by such Indemnifying Party’s own counsel, that is reasonably acceptable to the Indemnitee, within thirty (30) days of the receipt of an indemnification notice from such Indemnitee; provided, however, that the Indemnifying Party shall not be entitled to assume the defense of any Third Party Claim to the extent such Third Party Claim (x) is an allegation of a criminal violation or (y) seeks injunctive relief against the Indemnitee. In connection with the Indemnifying Party’s defense of a Third Party Claim, such Indemnitee shall have the right to employ separate counsel and to participate in (but not control) the defense, compromise, or settlement thereof, at its own expense and, in any event, shall cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party, at the Indemnifying Party’s expense, all witnesses, pertinent Information, materials and information in such Indemnitee’s possession or under such Indemnitee’s control relating thereto as are reasonably required by the Indemnifying Party; provided, however, that in the event of a conflict of interest between the Indemnifying Party and the applicable Indemnitee(s), such Indemnitee(s) shall be entitled to retain, at the Indemnifying Party’s expense, separate counsel as required by the applicable rules of professional conduct with respect to such matter; provided, further, that if the Indemnifying Party has assumed the defense of the Third Party Claim but has specified, and continues to assert, any reservations or exceptions to such defense or to its liability therefor, then, in any such case, the reasonable fees and expenses of one separate counsel for all Indemnitees shall be borne by the Indemnifying Party.
(d)Notwithstanding any assumption of defense of a Third Party Claim by an Indemnifying Party in accordance with Section 6.4(c), in the event that in the course of defending such Third Party Claim the Indemnifying Party or another Party shall become aware that the subject matter of such Third Party Claim relates to a Liability of another Party and not to a Liability of such Indemnifying Party, then the Indemnifying Party shall, subject to the prior written consent of the other Party to which such Liability belongs, use commercially reasonable efforts to transfer the defense of such claim to such other Party, and shall thereafter cooperate fully with such other Party in such defense and make available to such other Party, at such Party’s expense, all witnesses, pertinent Information, materials and information in such Indemnifying Party’s possession or under such Indemnifying Party’s control relating to such Third Party Claim as are reasonably required by such other Party.
(e)If an Indemnifying Party fails for any reason to assume responsibility for defending a Third Party Claim within the thirty (30) day period specified in Section 6.4(c), such Indemnitee may defend such Third Party Claim at the cost and expense of the Indemnifying Party. If the Indemnitee is conducting the defense against any such Third Party Claim, the Indemnifying Party shall cooperate with the Indemnitee in such defense and make available to the Indemnitee, at the Indemnitee’s expense, all witnesses, pertinent Information, and material in such Indemnifying Party’s possession or under such Indemnifying Party’s control relating thereto as are reasonably required by the Indemnitee.

(f)Unless the Indemnifying Party has failed to assume the defense of the Third Party Claim in accordance with the terms of this Agreement, no Indemnitee may settle or compromise any Third Party Claim without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, delayed or conditioned, except for any such settlement or compromise that contains an unconditional release of the Indemnifying Party from all claims that are subject of such Third Party Claim.
(g)In the case of a Third Party Claim, no Indemnifying Party shall consent to entry of any judgment or enter into any settlement of the Third Party Claim without the prior written consent of the Indemnitee (not to be unreasonably withheld or delayed) if the effect thereof is to permit any injunction, declaratory judgment, other order or other non-monetary relief, to be entered, directly or indirectly, against any Indemnitee.
(h)Except as otherwise set forth in Sections 5.1 and 7.6, or as set forth in any Ancillary Agreement, absent fraud or willful misconduct by an Indemnifying Party, the indemnification provisions of this Article VI shall be the sole and exclusive remedy of an Indemnitee for any monetary or compensatory damages or losses resulting from any breach of this Agreement and each Indemnitee expressly waives and relinquishes any and all rights, claims or remedies such Person may have with respect to the foregoing other than under this Article VI against any Indemnifying Party. For the avoidance of doubt, all disputes in respect of this Article VI shall be resolved in accordance with Article VIII.
Section 6.6.    Cooperation in Defense and Settlement.
(a)With respect to any Third Party Claim that implicates both Parties in any material respect due to the allocation of Liabilities, responsibilities for management of defense and related indemnities pursuant to this Agreement or any of the Ancillary Agreements, the Parties agree to use commercially reasonable efforts to cooperate fully and maintain a joint defense (in a manner that will preserve for all Parties any Privilege with respect thereto). The Party that is not responsible for managing the defense of any such Third Party Claim shall, upon reasonable request, be consulted with respect to significant matters relating thereto and may, if necessary or helpful, retain counsel to assist in the defense of such claims. With respect to any Action by a Governmental Entity against Kimball Electronics relating to matters involving anti-bribery, anti-corruption, anti-money laundering, export control and similar laws, where the facts and circumstances giving rise to the Action occurred prior to the Effective Time, Kimball International shall have a right to participate in (but not control) the defense, compromise, or settlement thereof, at its own expense and shall have a right to consent to any compromise or settlement related thereto, provided that such consent may not be unreasonably withheld.
(b)Each of Kimball International and Kimball Electronics agrees that at all times from and after the Effective Time, if an Action is commenced by a third party naming two (2) or more Parties (or any member of such Parties’ respective Groups) as defendants and with respect to which one or more named Parties (or any member of such Party’s respective Group) is a nominal defendant and/or such Action is otherwise not a Liability allocated to such named Party under this Agreement or any Ancillary Agreement, then the other Party or Parties shall use commercially reasonable efforts to cause such nominal defendant to be removed from such Action, as soon as reasonably practicable.

Section 6.7.    Indemnification Payments. Indemnification required by this Article VI shall be made by periodic payments of the amount of Indemnifiable Losses in a timely fashion during the course of the investigation or defense, as and when bills are received or an Indemnifiable Loss incurred.
Section 6.8.    Indemnification Obligations Net of Insurance Proceeds and Other Amounts.
(a)    Any Indemnifiable Loss subject to indemnification pursuant to this Article VI shall be calculated (i) net of insurance proceeds that actually reduce the amount of the Indemnifiable Loss and (ii) net of any proceeds received by the Indemnitee from any third party for indemnification for such Liability that actually reduce the amount of the Indemnifiable Loss (“Third Party Proceeds”). Accordingly, the amount which any Indemnifying Party is required to pay pursuant to this Article VI to any Indemnitee pursuant to this Article VI shall be reduced by any Insurance Proceeds or Third Party Proceeds theretofore actually recovered by or on behalf of the Indemnitee in respect of the related Indemnifiable Loss. If an Indemnitee receives a payment required by this Agreement from an Indemnifying Party in respect of any Indemnifiable Loss (an “Indemnity Payment”) and subsequently receives Insurance Proceeds or Third Party Proceeds, then the Indemnitee shall pay to the Indemnifying Party an amount equal to the excess of the Indemnity Payment received over the amount of the Indemnity Payment that would have been due if the Insurance Proceeds or Third Party Proceeds had been received, realized or recovered before the Indemnity Payment was made.
(b)    The Parties acknowledge that the indemnification provisions hereof do not relieve any insurer who would otherwise be obligated to pay any claim to pay such claim. In furtherance of the foregoing, the Indemnitee shall use commercially reasonable efforts to seek to collect or recover any Insurance Proceeds and any Third Party Proceeds (other than Insurance Proceeds under an arrangement where future premiums are adjusted to reflect prior claims in excess of prior premiums) to which the Indemnitee is entitled in connection with any Indemnifiable Loss for which the Indemnitee seeks indemnification pursuant to this Article VI; provided, that the Indemnitee’s inability to collect or recover any such Insurance Proceeds or Third Party Proceeds (despite having used commercially reasonable efforts) shall not limit the Indemnifying Party’s obligations hereunder.
Section 6.9.    Additional Matters; Survival of Indemnities.
(a)    The indemnity agreements contained in this Article VI shall remain operative and in full force and effect, regardless of (i) any investigation made by or on behalf of any Indemnitee; (ii) the knowledge by the Indemnitee of Indemnifiable Losses for which it might be entitled to indemnification hereunder; and (iii) any termination of this Agreement.
(b)    The rights and obligations of each Party and their respective Indemnitees under this Article VI shall survive the sale or other Transfer by any Party or its respective Subsidiaries of any Assets or businesses or the assignment by it of any Liabilities, with respect to any Indemnifiable Loss of any Indemnitee related to such Assets, businesses or Liabilities.

ARTICLE VII
PRESERVATION OF RECORDS; ACCESS TO INFORMATION;
CONFIDENTIALITY; PRIVILEGE
Section 7.1.    Preservation of Corporate Records.
(a)    Except to the extent otherwise contemplated by any Ancillary Agreement, a Party providing Records or access to Information to another Party under this Article VII shall be entitled to receive from the recipient, upon the presentation of invoices therefor, payments for such amounts, relating to supplies, disbursements and other out-of-pocket expenses (which shall not include the costs of salaries and benefits of employees of such Party or any pro rata portion of overhead or other costs of employing such employees which would have been incurred by such employees’ employer regardless of the employees’ service with respect to the foregoing), as may be reasonably incurred in providing such Records or access to Information.
(b)    The Parties shall comply with those document retention policies as shall be set forth herein or otherwise established and agreed to in writing by their respective authorized officers at or prior to the Effective Time in respect of Records and related matters.
Section 7.2.    Financial Statements and Accounting. Each Party agrees to provide the following assistance and reasonable access to its properties, Records, other Information and personnel set forth in this Section 7.2, (i) at any time, with the consent of the other applicable Party (not to be unreasonably withheld or delayed) for reasonable business purposes relating to financial reporting and any filing made with the Commission pursuant to the Securities Act or the Exchange Act; (ii) from the Effective Time until the completion of each Party’s audit for the fiscal year ending June 30, 2015, in connection with the preparation and audit of each Party’s financial statements for the fiscal year ended June 30, 2015, the printing, filing and public dissemination of such financial statements and the audit of each Party’s internal controls over financial reporting and management’s assessment thereof and management’s assessment of each Party’s disclosure controls and procedures, if required; (iii) in the event that either Party changes its independent auditors within two (2) years following the Distribution Date, then such Party may request reasonable access on the terms set forth in this Section 7.2 for a period of up to one hundred and eighty (180) days from such change; and (iv) to the extent reasonably necessary to respond (and for the limited purpose of responding) to any written request or official comment from a Governmental Entity, such as in connection with responding to a comment letter from the Commission. Without limiting the foregoing, each Party agrees as follows:
(a)Financial Statements. Each Party shall provide reasonable access to the other Party on a timely basis to all Information reasonably required to meet its schedule for the preparation, printing, filing, and public dissemination of its quarterly and annual financial statements and for management’s assessment of the effectiveness of its disclosure controls and procedures and its internal controls over financial reporting in accordance with Items 307 and 308, respectively, of Regulation S-K and, to the extent applicable to such Party, its auditor’s audit of its internal controls over financial reporting and management’s assessment thereof in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 and the Commission’s and the Public Company Accounting Oversight Board’s rules and auditing standards thereunder, if required (such assessments and audit being referred to as the “Internal Control Audit and Management Assessments”). Without limiting the generality of the foregoing, each Party shall provide all required financial and other Information with respect to itself and its Subsidiaries to its auditors in a sufficient and reasonable time and in sufficient detail to permit its auditors to take all steps and perform all reviews necessary to provide sufficient assistance, if requested, to each other Party’s auditors with respect to Information to be included or contained in such other Party’s annual financial statements and to permit such other Party’s auditors and management to complete the Internal Control Audit and Management Assessments, for the fiscal year ending June 30, 2015.
(b)Access to Personnel and Records. Except to the extent otherwise contemplated by the Ancillary Agreements, each Party shall authorize its respective auditors to make reasonably available to the other Party’s auditors (the “Other Party’s Auditors”) both the personnel who performed or are performing the annual audits of such audited Party (each Party with respect to its own audit, the “Audited Party”) and work papers related to the annual audits of such Audited Party (subject to the execution of any reasonable and customary access letters that such Audited Party’s auditors may require in connection with the review of such work papers by such Other Party’s Auditors), in all cases within a reasonable time prior to such Audited Party’s auditors’ opinion date, so that the Other Party’s Auditors are able to perform the procedures they reasonably consider necessary to take responsibility for the work of the Audited Party’s auditors as it relates to their auditors’ report on such other Party’s financial statements, all within sufficient time to enable such other Party to meet its timetable for the printing, filing and public dissemination of its annual financial statements. Each Party shall make reasonably available to the Other Parties and to such Other Party’s Auditors and management its personnel and Records and other Information in a reasonable time prior to the Other Party’s Auditors’ opinion date and other Party’s management’s assessment date so that the Other Party’s Auditors and other Party’s management are able to perform the procedures they reasonably consider necessary to conduct the Internal Control Audit and Management Assessments for the fiscal year ending June 30, 2015.
(c)Annual Reports and Proxy Statements. (i) Each Party shall deliver to the other Party a reasonably complete draft of the first annual report on Form 10-K to be filed with the Commission (or otherwise) that includes its respective financial statements (in the form expected to be covered by the audit report of such Party’s independent auditors) for the year ended June 30, 2015, on or prior to August 15, 2015, and (ii) Kimball International shall deliver to Kimball Electronics a reasonably complete draft of the first proxy materials to be filed with the Commission after the Effective Date (such annual reports and proxy materials, collectively, the “Annual Reports”), on or prior to August 15, 2015; provided, however, that each Party may continue to revise its respective Annual Reports prior to the filing thereof, which changes shall be delivered to the other Party as soon as reasonably practicable; provided, further, that, to the extent Kimball Electronics’ 2015 proxy statement discusses Kimball International compensation programs, Kimball Electronics shall substantially conform its 2015 proxy statement to be filed with the Commission to Kimball International’s proxy statement as last provided to Kimball Electronics at a reasonable time prior to Kimball Electronics’ filing. Each Party shall notify the other Party, as soon as reasonably practicable after becoming aware thereof, of any material accounting differences between the financial statements to be included in such Party’s annual report on Form 10-K and the pro-forma financial statements included, as applicable, in the Form 10 or the Form 8-K to be filed by Kimball International with the Commission on or about the time of the Distribution. If any such differences are notified by any Party, the Parties shall confer and/or meet as soon as reasonably practicable thereafter, and in any event prior to the filing of any Annual Report, to consult with each other in respect of such differences and the effects thereof on the Parties’ applicable Annual Reports.
(d)Nothing in this Article VII shall require any Party to violate any agreement with any third party regarding the confidentiality of confidential and proprietary Information relating to that third party or its business; provided, however, that in the event that a Party is required under this Section 7.2 to disclose any such Information, such Party shall use commercially reasonable efforts to seek to obtain such third party’s written consent to the disclosure of such Information.
Section 7.3.    Provision of Corporate Records. Other than in circumstances in which indemnification is sought pursuant to Article VI (in which event the provisions of such Article shall govern) or for matters related to provision of records that relate to Taxes (in which event the provisions of the Tax Matters Agreement shall govern), and subject to appropriate restrictions for classified Information, Privileged Information or Confidential Information:
(a)    After the Effective Time, upon the prior written request by Kimball Electronics for specific and identified Information which relates to (x) Kimball Electronics or the Kimball Electronics Business, as the case may be, prior to the Effective Time or (y) any Ancillary Agreement to which Kimball International and/or Kimball Electronics are parties, as applicable, Kimball International shall provide, as soon as reasonably practicable following the receipt of such request, appropriate copies of such Information (or the originals thereof if Kimball Electronics has a reasonable need for such originals) in the possession or control of Kimball International or any of its Affiliates or Subsidiaries, but only to the extent such items so relate and are not already in the possession or control of Kimball Electronics;
(b)    After the Effective Time, upon the prior written request by Kimball International for specific and identified Information which relates to (x) Kimball International or the conduct of the Retained Business, as the case may be, prior to the Effective Time or (y) any Ancillary Agreement to which Kimball International and/or Kimball Electronics are parties, as applicable, Kimball Electronics shall provide, as soon as reasonably practicable following the receipt of such request, appropriate copies of such Information (or the originals thereof if Kimball International has a reasonable need for such originals) in the possession or control of Kimball Electronics or any of its Subsidiaries, but only to the extent such items so relate and are not already in the possession or control of Kimball International; provided that, to the extent any originals are delivered to any requesting Party pursuant to this Agreement or the Ancillary Agreements, such Party shall, at its own expense, return them to the Party having provided such originals within a reasonable time after the need to retain such originals has ceased.
Section 7.4.    Witness Services. Except in the event any Parties are opposing one another in an Action, in which case normal discovery rules shall apply, at all times from and after the Effective Time, each of Kimball International and Kimball Electronics shall use its commercially reasonable efforts to make available to the others, upon reasonable written request, its and its Subsidiaries’ former (to the extent practicable), current (to the extent practicable) and future directors, officers, employees, other personnel and agents of such Party as witnesses and any Records or other

Information within its control or which it otherwise has the ability to make available (other than materials covered by any Privilege) to the extent that such Persons (giving consideration to business demands of such directors, officers, employees, other personnel and agents) or Records or other Information may reasonably be required to testify, in the case of Persons, or be provided in the case of Records or Information, in connection with the prosecution or defense of any Action in which the requesting Party may from time to time be involved (except for claims, demands or Actions between members of each Group). A Party providing a witness to the other Party under this Section shall be entitled to receive from the recipient of such witness services, upon the presentation of invoices therefor, payments for such amounts, relating to supplies, disbursements and other out-of-pocket expenses (which shall not include the costs of salaries and benefits of employees who are witnesses or any pro rata portion of overhead or other costs of employing such employees which would have been incurred by such employees’ employer regardless of the employees’ service as witnesses), as may be reasonably incurred and properly paid under applicable Law.
Section 7.5.    Reimbursement; Other Matters. Except to the extent otherwise contemplated by this Agreement or any Ancillary Agreement, a Party providing Information or access to Information to the other Party under this Article VII shall be entitled to receive from the recipient, upon the presentation of invoices therefor, payments for such amounts, relating to supplies, disbursements and other out-of-pocket expenses (which shall not include the costs of salaries and benefits of employees of such Party or any pro rata portion of overhead or other costs of employing such employees which would have been incurred by such employees’ employer regardless of the employees’ service with respect to the foregoing), as may be reasonably incurred in providing such Information or access to such Information.
Section 7.6.    Confidentiality.
(a)Notwithstanding any termination of this Agreement, each Party shall hold, and shall cause each of its respective Subsidiaries to hold, and shall cause its and their respective officers, employees, agents, consultants and advisors to hold, in strict confidence, and not to disclose or release or, except as otherwise permitted by this Agreement or any Ancillary Agreement, use, without the prior written consent of the Party to whom the Confidential Information relates (which may be withheld in such Party’s sole and absolute discretion, except where disclosure is required by applicable Law), any and all Confidential Information (as defined herein) concerning or belonging to the other Parties; provided, that each Party may disclose, or may permit disclosure of, Confidential Information (i) to its respective auditors, attorneys, financial advisors, bankers and other appropriate consultants and advisors who have a need to know such Information and are informed of the obligation to hold such Information confidential and in respect of whose failure to comply with such obligations, the applicable Party will be responsible, (ii) if any Party or any of its respective Subsidiaries is required or compelled to disclose any such Confidential Information by judicial or administrative process or by other requirements of Law or stock exchange rule or is advised by outside counsel in connection with a governmental proceeding that it is advisable to do so, (iii) as required in connection with any legal or other proceeding by one Party against any other Party, (iv) as necessary in order to permit a Party to prepare and disclose its financial statements in connection with any regulatory filings or Tax Returns, (v) as necessary for a Party to enforce its rights or perform its obligations under this Agreement (including pursuant to Section 2.3) or an Ancillary Agreement, (vi) to Governmental Entities in accordance with applicable procurement regulations and contract requirements or (vii) to other Persons in connection with their evaluation of, and negotiating and consummating, a potential strategic transaction, to the extent reasonably necessary in connection therewith, provided an appropriate and customary confidentiality agreement has been entered into with the Person receiving such Confidential Information. Notwithstanding the foregoing, in the event that any demand or request for disclosure of Confidential Information is made pursuant to clause (ii), (iii), (iv), (v) or (vi) above, each Party, as applicable, shall promptly notify (to the extent permissible by Law) the Party to whom the Confidential Information relates of the existence of such request, demand or disclosure requirement and shall provide such affected Party a reasonable opportunity to seek an appropriate protective order or other remedy, which such Party will cooperate in obtaining to the extent reasonably practicable. In the event that such appropriate protective order or other remedy is not obtained, the Party which faces the disclosure requirement shall furnish only that portion of the Confidential Information that is required to be disclosed and shall take commercially reasonable steps to ensure that confidential treatment is accorded such Confidential Information.
(b)Each Party acknowledges that it and the other members of its Group may have in its or their possession confidential or proprietary Information of third parties that was received under confidentiality or non-disclosure agreements with such third party while such Party and/or members of its Group were part of the Kimball International Group. Each Party shall comply, and shall cause the other members of its Group to comply, and shall cause its and their respective officers, employees, agents, consultants and advisors (or potential buyers) to comply, with all terms and conditions of any such third-party agreements entered into prior to the Effective Time, with respect to any confidential and proprietary Information of third parties to which it or any other member of its Group has had access.
(c)The Parties agree that irreparable damage may occur in the event that the provisions of this Section 7.6 were not performed in accordance with their specific terms. Accordingly, it is hereby agreed that the Parties shall be entitled to seek an injunction or injunctions to enforce specifically the terms and provisions hereof in any court having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.
(d)For the avoidance of doubt, the disclosure and sharing of Privileged Information shall be governed by Section 7.7 and not by this Section 7.6.
Section 7.7.    Privilege Matters.
(a)Pre-Separation Services. The Parties recognize that legal and other professional services that have been and will be provided prior to the Effective Time have been and will be rendered for the collective benefit of each of the members of the Kimball International Group and the Kimball Electronics Group, and that each of the members of the Kimball International Group and the Kimball Electronics Group should be deemed to be the client with respect to such pre-separation services for the purposes of asserting all privileges, immunities, or other protections from disclosure which may be asserted under applicable Law, including attorney-client privilege, business strategy privilege, joint defense privilege, common interest privilege, and protection under the work-product doctrine (“Privilege”). The Parties shall have a shared Privilege with respect to all Information subject to Privilege (“Privileged Information”) which relates to such pre-separation services. For the avoidance of doubt, Privileged Information within the scope of this Section 7.7 includes, but is not limited to, services rendered by legal counsel retained or employed by any Party (or any member of such Party’s respective Group), including outside counsel and in-house counsel.
(b)Post-Separation Services. The Parties recognize that legal and other professional services will be provided following the Effective Time to each of Kimball International and Kimball Electronics. The Parties further recognize that certain of such post-separation services will be rendered solely for the benefit of Kimball International or Kimball Electronics, as the case may be, while other such post-separation services may be rendered with respect to claims, proceedings, litigation, disputes, or other matters which involve Kimball International and Kimball Electronics. With respect to such post-separation services and related Privileged Information, the Parties agree as follows:
(i)All Privileged Information relating to any claims, proceedings, litigation, disputes, or other matters which involve Kimball International and Kimball Electronics shall be subject to a shared Privilege among the Parties involved in the claims, proceedings, litigation, disputes, or other matters at issue; and
(ii)Except as otherwise provided in Section 7.7(b)(i), Privileged Information relating to post-separation services provided solely to one of Kimball International or Kimball Electronics shall not be deemed shared between the Parties, provided, that the foregoing shall not be construed or interpreted to restrict the right or authority of the Parties (x) to enter into any further agreement, not otherwise inconsistent with the terms of this Agreement, concerning the sharing of Privileged Information or (y) otherwise to share Privileged Information without waiving any Privilege which could be asserted under applicable Law.
(c)The Parties agree as follows regarding all Privileged Information with respect to which the Parties shall have a shared Privilege under Section 7.7(a) or (b):
(i)Subject to Section 7.7(c)(iii) and (iv), no Party may waive any Privilege which could be asserted under any applicable Law, and in which the other Party has a shared Privilege, without the consent of the other Party, which shall not be unreasonably withheld or delayed. Consent shall be in writing, or shall be deemed to be granted unless written objection is made within ten (10) days after written notice by the requesting Party to the Party whose consent is sought;
(ii)If a dispute arises between or among the Parties or their respective Subsidiaries regarding whether a Privilege should be waived to protect or advance the interest of any Party, each Party agrees that it shall negotiate in good faith, shall endeavor to minimize any prejudice to the rights of the other Party, and shall not unreasonably withhold consent to any request for waiver by the other Party. Each Party specifically agrees that it shall not withhold consent to waive for any purpose except to protect its own legitimate interests;
(iii)If, within ten (10) days of receipt by the requesting Party of written objection, the Parties have not succeeded in negotiating a resolution to any dispute regarding whether a Privilege should be waived, and the requesting Party determines that a Privilege should nonetheless be waived to protect or advance its interest, the requesting Party shall provide the objecting Party ten (10) days written notice prior to effecting such waiver. Each Party specifically agrees that failure within ten (10) days of receipt of such notice to commence proceedings in a court of competent jurisdiction to enjoin such disclosure under applicable Law shall be deemed full and effective consent to such disclosure; and

(iv)In the event of any litigation or dispute between the Parties, or any members of their respective Groups, either such Party may waive a Privilege in which the other Party or member of such Group has a shared Privilege, without obtaining the consent of the other Party; provided, that such waiver of a shared Privilege shall be effective only as to the use of Privileged Information with respect to the litigation or dispute between the Parties and/or the applicable members of their respective Groups, and shall not operate as a waiver of the shared Privilege with respect to third parties.
(d)The transfer of all Information pursuant to this Agreement is made in reliance on the agreement of Kimball International or Kimball Electronics as set forth in Sections 7.6 and this Section 7.7, to maintain the confidentiality of Privileged Information and to assert and maintain any applicable Privilege. The access to Information being granted pursuant to Sections 6.6, 7.2 and 7.3 hereof, the agreement to provide witnesses and individuals pursuant to Sections 6.6 and 7.4 hereof, the furnishing of notices and documents and other cooperative efforts contemplated by Section 6.6 hereof, and the transfer of Privileged Information between the Parties and their respective Subsidiaries pursuant to this Agreement shall not be deemed a waiver of any Privilege that has been or may be asserted under this Agreement or otherwise.
Section 7.8.    Ownership of Information. Any Information owned by one Party or any of its Subsidiaries that is provided to a requesting Party pursuant to this Article VII shall be deemed to remain the property of the providing Party. Unless specifically set forth herein, nothing contained in this Agreement shall be construed as granting or conferring rights of license or otherwise in any such Information.
Section 7.9.    Other Agreements. The rights and obligations granted under this Article VII are subject to any specific limitations, qualifications or additional provisions on the sharing, exchange or confidential treatment of Information set forth in any Ancillary Agreement.
ARTICLE VIII
DISPUTE RESOLUTION
Section 8.1.    Negotiation. In the event of a controversy, dispute or claim arising out of, in connection with, or in relation to the interpretation, performance, nonperformance, validity or breach of this Agreement or the Ancillary Agreements or otherwise arising out of, or in any way related to, this Agreement or the Ancillary Agreements or the transactions contemplated hereby or thereby, including any claim based on contract, tort, statute or constitution (collectively, “Agreement Disputes”), the general counsels of the Parties (or such other individuals designated by the respective general counsels) and/or the executive officers designated by the Parties, shall negotiate for a reasonable period of time to settle such Agreement Dispute; provided, that such reasonable period shall not, unless otherwise agreed by the Parties in writing, exceed ninety (90) days (the “Negotiation Period”) from the time of receipt by a Party of written notice of such Agreement Dispute (“Dispute Notice”); provided, further, that in the event of any arbitration in accordance with Section 8.2 hereof, the Parties shall not assert the defenses of statute of limitations and laches arising during the period beginning after the date of receipt of the Dispute Notice, and any contractual time period or deadline under this Agreement or any Ancillary Agreement to which such Agreement Dispute relates occurring after the Dispute Notice is received shall not be deemed to have passed until such Agreement Dispute has been resolved.

Section 8.2.    Arbitration. Any and all Agreement Disputes that have not been resolved for any reason after the applicable Negotiation Period, shall be determined by arbitration conducted in Jasper, Indiana, before and in accordance with the American Arbitration Association Commercial Arbitration Rules and Procedures then prevailing, except as modified herein (the “Rules”). There shall be one arbitrator, which shall be appointed by the Parties in accordance with the Rules. Any controversy concerning whether an Agreement Dispute is an arbitrable Agreement Dispute, whether arbitration has been waived, whether an assignee of this Agreement is bound to arbitrate, or as to the interpretation, validity or enforceability of this Article VIII shall be determined by the arbitrator. In resolving any Agreement Dispute, the Parties intend that the arbitrator shall apply the substantive Laws of the State of Indiana, without regard to any choice of law principles thereof that would mandate the application of the laws of another jurisdiction. The Parties intend that the provisions to arbitrate set forth herein be valid, enforceable and irrevocable, and any award rendered by the arbitrator shall be final and binding on the Parties. The Parties agree to comply and cause the members of their applicable Group to comply with any award made in any such arbitration proceedings and agree to enforcement of or entry of judgment upon such award, in any state or federal court of competent jurisdiction within the state of Indiana. The arbitrator shall be entitled, if appropriate, to award any remedy in such proceedings, including monetary damages, specific performance and all other forms of legal and equitable relief; provided, however, the arbitrator shall not be entitled to award special, consequential, reputational, indirect or punitive damages unless in connection with indemnification for a Third Party Claim (and in such a case, only to the extent awarded in such Third Party Claim).
Section 8.3.    Arbitration Period. Any arbitration proceeding shall be concluded in a maximum of six (6) months from the appointment of the arbitrator of the arbitration or such other period as the arbitrator together with the Parties involved in such proceeding shall deem reasonable.
Section 8.4.    Treatment of Negotiations and Arbitration. Without limiting the provisions of the Rules, unless otherwise agreed in writing by and among the Parties or permitted by this Agreement, the Parties shall keep, and shall cause the members of their applicable Group to keep, confidential all matters relating to and any negotiation, conference or discussion or otherwise pursuant to this Article VIII, all of which shall be treated as compromise and settlement negotiations for purposes of Rule 408 of the Federal Rules of Evidence and comparable state rules; provided, that such matters may be disclosed (i) to the extent reasonably necessary in any proceeding ancillary to an arbitration hereunder, including to enforce the award or for entry of a judgment upon the award and (ii) to the extent otherwise required by Law or the rules of any stock exchange on which a Party’s securities may be listed. Nothing said or disclosed, nor any document produced, in the course of any negotiations, conferences and discussions that is not otherwise independently discoverable shall be offered or received as evidence or used for impeachment or for any other purpose in any current or future arbitration. Nothing contained herein is intended to or shall be construed to prevent a Party from applying to any court of competent jurisdiction for interim measures or other provisional relief in connection with the subject matter of any Agreement Disputes. Without prejudice to such provisional remedies as may be available under the jurisdiction of a court, the arbitral tribunal shall have full authority to grant provisional remedies and to direct the parties to request that any court modify or vacate any temporary or preliminary relief issued by such court, and to award damages for the failure of a Party to respect the arbitral tribunal’s orders to that effect.

Section 8.5.    Expenses. Except as otherwise provided in this Article VIII, each Party will bear its own costs, expenses and attorneys’ fees in pursuit of any resolution of any Agreement Dispute.
Section 8.6.    Continuity of Service and Performance. Unless otherwise agreed in writing, the Parties shall continue to provide service and honor all other commitments under this Agreement and each Ancillary Agreement during the course of dispute resolution pursuant to the provisions of this Article VIII with respect to all matters not subject to such dispute resolution.
ARTICLE IX
INSURANCE
Section 9.1.    Policies and Rights Included Within Assets.
(a)    Kimball International or one or more members of the Kimball International Group shall continue to own all Company Policies which were or are in effect at any time at or prior to the Effective Time (other than the Kimball Electronics Policies). Subject to the provisions of this Agreement, (i) the Kimball International Group shall retain all of their respective rights, benefits and privileges, if any, under the Company Policies and (ii) coverage of the Kimball Electronics Group under the Company Policies shall cease as of the Effective Time with respect to all injuries, losses, liabilities, damages and expenses to the extent suffered by one or more members of the Kimball Electronics Group in connection with , relating to, arising out of or due to, directly or indirectly, any event or occurrence at or after the Effective Time. Nothing contained herein shall be construed to be an attempted assignment of or a change to any part of the ownership of the Company Policies or shall be construed to waive any right or remedy of any member of the Kimball International Group in respect thereof. Not provision of this Agreement is intended to relieve any insurer of any Liability under any policy.
(b)    Kimball Electronics or one or more members of the Kimball Electronics Group shall own (i) all Policies established in contemplation of the Distribution to cover only the Kimball Electronics Group after the Effective Time and (ii) the Policies listed on Schedule 9.1(b) (collectively, the “Kimball Electronics Policies”).

Section 9.2.    Maintenance of Insurance for Kimball Electronics. Subject to the other provisions of this Agreement, Kimball International shall use commercially reasonable efforts to maintain in full force and effect the Shared Policies to the extent that such policies apply to the Kimball Electronics Business.
Section 9.3.    Acquisition, Administration and Maintenance of Post-Distribution Insurance by Kimball Electronics. Commencing as of the Effective Time, Kimball Electronics shall be responsible for establishing and maintaining a separate insurance program with commercially reasonable limits, deductibles, self-retentions for activities and claims involving any member of the Kimball Electronics Group. Each member of the Kimball Electronics Group, as appropriate, shall be responsible for all administrative and financial matters relating to the Policies established and maintained by the members of the Kimball Electronics Group for claims relating to any period at or after the Effective Time involving any member of the Kimball Electronics Group.
Section 9.4.    Rights under Shared Policies.

(a)    At and after the Effective Time: (i) subject to the provisions of Section 9.4(d), (A) Kimball Electronics will have the right to assert and/or continue to prosecute claims for any injuries, losses, liabilities, damages and expenses with respect to the Kimball Electronics Business and the Kimball Electronics Assets under Company Policies that provide coverage for such injuries, losses, liabilities, damages and expenses (excluding, for the avoidance of doubt, any group health and welfare insurance policies) (collectively the “Kimball Electronics Shared Policies”) with insurers that are “occurrence-based” insurance policies (“Occurrence-Based Policies”) and (B) Kimball International will have the right to assert and/or continue to prosecute claims for any injuries, losses, liabilities, damages and expenses with respect to the Retained Business and the Retained Assets under Company Policies that provide coverage for such injuries, losses, liabilities, damages and expenses (excluding, for the avoidance of doubt, any group health and welfare insurance policies) (collectively with the Kimball Electronics Shared Policies, the “Shared Policies”) with insurers that are Occurrence-Based Policies arising out of insured events commencing from the date of coverage thereunder to the extent that the terms and conditions of any such Occurrence-Based Policies and agreements relating thereto so allow; and (ii) subject to the provisions of Section 9.4(d), (A) Kimball Electronics will have the right to assert and/or continue to prosecute claims for any injuries, losses, liabilities, damages and expenses with respect to the Kimball Electronics Business and the Kimball Electronics Assets under Shared Policies with insurers that are written on a “claims-made” basis (“Claims-Made Policies”) and (B) Kimball International will have the right to assert and/or continue to prosecute claims for any injuries, losses, liabilities, damages and expenses with respect to the Retained Business and the Retained Assets under Shared Policies with insurers that are Claims-Made Policies arising out of insured events commencing from the date of coverage thereunder to the extent that the terms and conditions of any such Claims-Made Policies and agreements relating thereto so allow.
(b)    For those claims asserted and/or prosecuted by Kimball Electronics or Kimball International, as applicable, under either the Occurrence-Based Policies or the Claims-Made Policies: (i) all of the Kimball International Group’s or the Kimball Electronics Group’s, as applicable, reasonable out of pocket expenses incurred in connection with their efforts to assist the other Party in asserting or continuing to prosecute the claims described in Section 9.4(c) will be promptly paid by Kimball Electronics or Kimball International, as applicable, following receipt of an invoice for such expenses; (ii) such claims shall be subject to any amendments, commutations, terminations, buy-outs, extinguishments and modifications of the Shared Policies subject to Section 9.4(d); (iii) such claims will be subject to (and recovery thereon will be reduced by the amount of) any applicable deductibles or self-insured retentions, and, with respect to any such deductibles or self-insured retentions which require a payment by a member of the Kimball International Group or Kimball Electronics Group, as applicable, in respect thereof, Kimball Electronics or Kimball International, as applicable, shall reimburse such member of the Kimball International Group or Kimball Electronics Group, as applicable, for such payment; (iv) Kimball Electronics or Kimball International, as applicable, shall be responsible for and shall pay any reasonable out of pocket expenses for claims handling or residual Liability arising from such claims; and (v) such claims will be subject to exhaustion of existing sublimits and aggregate limits in accordance with Section 9.4(e).
(c)    Kimball International and Kimball Electronics, as applicable, will use commercially reasonable efforts to assist the other Party in asserting claims and establishing its right to coverage under applicable Shared Policies if so requested by Kimball Electronics or Kimball International, as applicable, in writing (so long as all of the reasonable out of pocket expenses of the Kimball International Group or the Kimball Electronics Group, as applicable, in connection therewith are promptly paid by Kimball Electronics or Kimball International, as applicable, in accordance with Section 9.4(b)), but Kimball International or Kimball Electronics, as applicable, will not otherwise be obligated to negotiate, investigate, defend, settle or otherwise handle such claims on behalf of Kimball Electronics or Kimball International, as applicable. No member of either the Kimball International Group or the Kimball Electronics Group, as applicable, will bear any Liability for the failure of an insurer to pay any claim under any Shared Policy. It is understood that Claims-Made Policies may not provide coverage to the members of the Kimball Electronics Group or the Kimball International Group, as applicable, for incidents occurring prior to the Effective Time but asserted with the insurance carrier after the Effective Time.
(d)    In the event that after the Effective Time either Party proposes to amend, commute, terminate, buy-out, extinguish liability under or otherwise modify any Shared Policies under which the other Party has or may in the future have rights to assert claims pursuant to this Article IX in a manner that would reasonably be expected to adversely affect any such rights of any member of the Kimball Electronics Group or the Kimball International Group, as applicable, in any material respect, (i) Kimball International or Kimball Electronics, as applicable, will give the other Party prior notice thereof and consult with such Party with respect to such action, (ii) Kimball International or Kimball Electronics, as applicable, will not take such action without the prior written consent of the other Party, such consent not to be unreasonably withheld, conditioned or delayed, and (iii) Kimball International or Kimball Electronics, as applicable, will pay to the other Party its equitable share (which shall be mutually agreed upon by Kimball International and Kimball Electronics, acting reasonably), if any, of any net proceeds actually received by Kimball International or Kimball Electronics, as applicable, from the insurer under the applicable Shared Policy as a result of such action by Kimball International or Kimball Electronics, as applicable (after deducting such Party’s reasonable out of pocket expenses incurred in connection with such action).
(e)    To the extent that the limits of any Shared Policy preclude payment in full of Unrelated Claims filed by Kimball International and Kimball Electronics, the Insurance Proceeds available under such Shared Policy shall be paid to Kimball International and/or Kimball Electronics on a FIFO Basis. In the event that Kimball International and Kimball Electronics file Related Claims under any Shared Policy, each of Kimball International and Kimball Electronics shall receive a pro rata amount of the available Insurance Proceeds, based on the relationship the injury, loss, liability, damage and expense incurred by each such Party bears to the total injury, loss, liability, damage and expense incurred by both such Parties from the occurrence or event underlying the Related Claims.
(f)    In no event will any member of the Kimball International Group or the Kimball Electronics Group, as applicable, have any liability or obligation whatsoever to any member of the Kimball Electronics Group or Kimball International Group, as applicable, if any Shared Policy is terminated or otherwise ceases to be in effect for any reason (other than a termination in breach of Section 9.4(d)), is unavailable or inadequate to cover any Liability of any member of the Kimball Electronics Group or Kimball International Group, as applicable, for any reason whatsoever or is not renewed or extended beyond the current expiration date.

Section 9.5.    Post-Effective Time Claims. If, subsequent to the Effective Time, any person shall assert a claim against Kimball Electronics or any of its Subsidiaries (including where Kimball Electronics or its Subsidiaries are joint defendants with other persons) with respect to any claim, suit, action, proceeding, injury, loss, liability, damage or expense incurred or claimed to have been incurred prior to the Effective Time in or in connection with the conduct of the Kimball Electronics Business or, to the extent any claim is made against Kimball Electronics or any of its Subsidiaries (including where Kimball Electronics or its Subsidiaries are joint defendants with other persons), the conduct of the Retained Business, and which claim, suit, action, proceeding, injury, loss, liability, damage or expense may arise out of an insured or insurable occurrence under one or more of the Company Policies, Kimball International shall, at the time such claim is asserted, be deemed to designate, without need of further documentation, Kimball Electronics as the agent and attorney-in-fact to assert and to collect any related Insurance Proceeds under such Company Policy, and shall further be deemed to confer, without need of further documentation, but subject to Section 9.12, upon Kimball Electronics any and all rights of an insured party under such Company Policy with respect to such asserted claim, specifically including rights of indemnity and the right to be defended by or at the expense of the insurer and the right to any applicable Insurance Proceeds thereunder; provided, however, that nothing in this Section 9.5 shall be deemed to constitute (or to reflect) an assignment of the Company Policies, or any of them, to Kimball Electronics.
Section 9.6.    Administration; Other Matters.
(a)Administration. Subject to Section 9.12, from and after the Effective Time, each Party (either by itself or by contracting for the provision of services by independent parties) shall be responsible for Claims Administration under Company Policies with respect to its respective Insured Claims; provided, however, that Kimball Electronics shall provide prompt notice to Kimball International of any claims submitted by it or by its respective Subsidiaries under the Company Policies and of any Insurance Proceeds related thereto. Each Party shall administer and pay any costs relating to its pursuit of and to defending its respective Insured Claims under Company Policies to the extent such defense costs are not covered under such Policies, shall be responsible for any amounts of its respective Insured Claims under Company Policies that fall below applicable deductibles or self-insured retentions, and shall be responsible for obtaining or reviewing the appropriateness of releases upon settlement of its respective Insured Claims under Company Policies.
(b)Liability Limitation. Kimball International and Kimball Electronics shall not be liable to one another for claims not reimbursed by insurers for any reason not within the control of Kimball International or Kimball Electronics, as the case may be, including coinsurance provisions, deductibles, quota share deductibles, exhaustion of aggregates, self-insured retentions, bankruptcy or insolvency of an insurance carrier, Company Policy limitations or restrictions, any coverage disputes, any failure to timely claim by Kimball International or Kimball Electronics or any defect in such claim or its processing.
(c)Maximization of Insurance Proceeds. Each Party agrees to use commercially reasonable efforts to maximize available coverage under those Company Policies applicable to it, and to take all commercially reasonable steps to recover from all other responsible parties in respect of an Insured Claim, including, as may be applicable, pursuing recoveries under other insurance policies available to such Party.

Section 9.7.    Agreement for Waiver of Conflict and Shared Defense. In the event that Insured Claims of more than one Party exist relating to the same occurrence, the relevant Parties shall jointly defend and waive any conflict of interest to the extent necessary to the conduct of the joint defense. Nothing in this Section 9.7 shall be construed to limit or otherwise alter in any way the obligations of the Parties, including those created by this Agreement, by operation of law or otherwise.
Section 9.8.    Agreement for Waiver of Conflict and Insurance Litigation and/or Recovery Efforts. In the event of any Action by any Party (or both of the Parties) to recover or obtain insurance proceeds, or to defend against any Action by an insurance carrier to deny any Policy benefits, both Parties may join in any such Action and be represented by joint counsel and both Parties shall waive any conflict of interest to the extent necessary to conduct any such Action. Nothing in this Section 9.8 shall be construed to limit or otherwise alter in any way the obligations of the Parties, including those created by this Agreement, by operation of Law, or otherwise.
Section 9.9.    Directors and Officers Liability Insurance. Kimball International agrees that it will either (i) from and after the Distribution Date to the sixth anniversary of the Effective Time, maintain in full force and effect the Company Policies identified as Directors & Officers Liability Insurance on Schedule 1.1(12) on substantially similar terms and conditions as were in effect at the Effective Time or (ii) pay for and cause to be obtained, and to be effective at the Effective Time, one or more prepaid “tail” insurance policies for the persons who, as of the date hereof, are covered by the Company Policies identified as Directors & Officers Liability Insurance on Schedule 1.1(12), with a claims period of at least six (6) years from the Effective Time with terms and conditions (including scope and coverage amounts) that are, taken as a whole, at least as favorable as such Company Policies, for claims arising from facts or events that occurred at or prior to the Effective Time, covering without limitation the transactions contemplated hereby. The provisions of this Section 9.9 are intended for the benefit of, and shall be enforceable by, each of the persons covered by those Company Policies referenced in the preceding sentence.
Section 9.10.    No Coverage for Post-Effective Occurrences. Kimball Electronics, on behalf of itself and its Subsidiaries, acknowledges and agrees that it will have no coverage under the Company Policies for acts or events that occur after the Effective Time.
Section 9.11.    Cooperation. The Parties agree to use their commercially reasonable efforts to cooperate with respect to the various insurance matters contemplated by this Agreement (including in connection with Policies where Kimball International is an additional named insured).
Section 9.12.    Kimball International as General Agent and Attorney-In-Fact. Notwithstanding anything to the contrary contained herein, Kimball International remains the owner and holder of all rights and claims in and to the Company Policies. Should the provisions of Sections 9.1 and 9.5 as they pertain to Kimball Electronics be challenged and/or fail of their purpose, Kimball International shall act as agent and attorney-in-fact for Kimball Electronics and thereby effectuate, on behalf of Kimball Electronics, the provisions of Section 9.5 of this Agreement, provided that Kimball Electronics shall pay Kimball International’s reasonable out of pocket costs relating thereto.
Section 9.13.    Additional Premiums, Return Premiums and Pro Rata Cancellation Premium Credits. If additional premiums are payable, or return premiums are receivable, on any Company Policies after the Effective Time as a result of an insurance carrier’s retrospective audit of insured exposure, Kimball International shall be responsible for any such additional premiums, and shall be entitled to receive any such return premiums. If cancellation premium credits are received after the Effective Time in connection with the cancellation of any Company Policies, Kimball International shall be entitled to receive such cancellation premium credits.
Section 9.14.    Certain Matters Relating to Kimball International’s Organizational Documents. For a period of six (6) years from the Distribution Date, the Articles of Incorporation of Kimball International shall contain provisions no less favorable with respect to indemnification than are set forth in the Articles of Incorporation of Kimball International immediately after the Effective Time, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Distribution Date in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of any member of the Kimball International Group or the Kimball Electronics Group, unless such modification shall be required by Law and then only to the minimum extent required by Law.
ARTICLE X
MISCELLANEOUS
Section 10.1.    Complete Agreement; Construction. This Agreement, including the Exhibits and Schedules, and the Ancillary Agreements shall constitute the entire agreement between the Parties with respect to the subject matter hereof and shall supersede all previous negotiations, commitments, course of dealings and writings with respect to such subject matter. In the event of any inconsistency between this Agreement and any Schedule hereto, the Schedule shall prevail. In the event and to the extent that there shall be a conflict between the provisions of (a) this Agreement and the provisions of any Ancillary Agreement or Continuing Arrangement, such Ancillary Agreement or Continuing Arrangement shall control and (b) this Agreement and any agreement which is not an Ancillary Agreement, this Agreement shall control unless specifically stated otherwise in such agreement. Except as expressly set forth in this Agreement or any Ancillary Agreement: (i) all matters relating to Taxes and Tax Returns of the Parties and their respective Subsidiaries shall be governed exclusively by the Tax Matters Agreement; and (ii) for the avoidance of doubt, in the event of any conflict between this Agreement or any Ancillary Agreement, on the one hand, and the Tax Matters Agreement, on the other hand, with respect to such matters, the terms and conditions of the Tax Matters Agreement shall govern.
Section 10.2.    Ancillary Agreements. Except as expressly set forth herein, this Agreement is not intended to address, and should not be interpreted to address, the matters specifically and expressly covered by the Ancillary Agreements.
Section 10.3.    Execution in Counterparts. This Agreement may be executed in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed will be deemed to be an original but all of which taken together will constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or portable document format (PDF) will be as effective as delivery of a manually executed counterpart of any such Agreement.
Section 10.4.    Survival of Agreements. Except as otherwise contemplated by this Agreement or any Ancillary Agreement, all covenants and agreements of the Parties contained in this Agreement and each Ancillary Agreement shall survive the Effective Time and remain in full force and effect in accordance with their applicable terms.
Section 10.5.    Expenses. Except as otherwise provided in this Agreement, any Ancillary Agreement, or any other agreement contemplated hereby, or except as otherwise agreed to in writing by the Parties: (a) Kimball International will pay all fees, costs and expenses incurred by Kimball International and Kimball Electronics prior to the Distribution Date in connection with the preparation, execution, and delivery of this Agreement, any Ancillary Agreement, any other agreement contemplated hereby or thereby, the Disclosure Documents, and the consummation of the Distribution and the other transactions contemplated hereby and thereby; and (b) Kimball International and Kimball Electronics will each bear its own costs and expenses incurred after the Distribution Date.
Section 10.6.    Notices. All notices and other communications hereunder will be in writing and will be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile or electronic transmission, upon written confirmation of receipt by facsimile, e-mail or otherwise, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder will be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the Party to receive such notice:
To Kimball International:
Julia E. Heitz Cassidy, General Counsel
Kimball International, Inc.
1600 Royal Street
Jasper, Indiana 47549
Email: julie.heitz@kimball.com
To Kimball Electronics:
John H. Kahle, General Counsel
Kimball Electronics, Inc.
1205 Kimball Boulevard
Jasper, Indiana 47546
Email: john.kahle@kimballelectronics.com
Section 10.7.    Waivers. Any consent required or permitted to be given by any Party to the other Parties under this Agreement shall be in writing and signed by the Party giving such consent and shall be effective only against such Party (and its Group).
Section 10.8.    Assignment. This Agreement shall not be assignable, in whole or in part, directly or indirectly, by any party hereto without the prior written consent of the other Parties (not to be unreasonably withheld or delayed), and any attempt to assign any rights or obligations arising under this Agreement without such consent shall be void. Notwithstanding the foregoing, this

Agreement shall be assignable to (i) an affiliate or (ii) a third party in connection with a merger, reorganization, consolidation or the sale of all or substantially all the assets of a party hereto so long as the resulting, surviving or transferee entity assumes all the obligations of the relevant party hereto by operation of law or pursuant to an agreement in form and substance reasonably satisfactory to the other parties to this Agreement. No assignment permitted by this Section 10.8 shall release the assigning Party from liability for the full performance of its obligations under this Agreement.
Section 10.9.    Successors and Assigns. The provisions of this Agreement and the obligations and rights hereunder shall be binding upon, inure to the benefit of and be enforceable by (and against) the Parties and their respective successors and permitted transferees and assigns.
Section 10.10.    Termination and Amendment. This Agreement (including Article VI hereof) may be terminated, modified or amended and the Distribution may be amended, modified or abandoned at any time prior to the Effective Time by and in the sole discretion of Kimball International without the approval of Kimball Electronics or the Share Owners of Kimball International. In the event of such termination, no Party shall have any liability of any kind to the other Party or any other Person. After the Effective Time, this Agreement may not be terminated, modified or amended except by an agreement in writing signed by Kimball International and Kimball Electronics.
Section 10.11.    Payment Terms.
(a)    Except as expressly provided to the contrary in this Agreement or in any Ancillary Agreement, any amount to be paid or reimbursed by a Party (and/or a member of such Party’s Group), on the one hand, to the other Party (and/or a member of such Party’s Group), on the other hand, under this Agreement shall be paid or reimbursed hereunder within sixty (60) days after presentation of an invoice or a written demand therefor and setting forth, or accompanied by, reasonable documentation or other reasonable explanation supporting such amount.
(b)    Except as expressly provided to the contrary in this Agreement or in any Ancillary Agreement, any amount not paid when due pursuant to this Agreement (and any amount billed or otherwise invoiced or demanded and properly payable that is not paid within sixty (60) days of such bill, invoice or other demand) shall bear interest at a rate per annum equal to that announced publicly by The Wall Street Journal as its prime rate plus 2.0% (compounded annually).
Section 10.12.    No Circumvention. The Parties agree not to directly or indirectly take any actions, act in concert with any Person who takes an action, or cause or allow any member of any such Party’s Group to take any actions (including the failure to take a reasonable action) such that the resulting effect is to materially undermine the effectiveness of any of the provisions of this Agreement or any Ancillary Agreement (including adversely affecting the rights or ability of any Party to successfully pursue indemnification or payment pursuant to Article VI).
Section 10.13.    Subsidiaries. Each of the Parties shall cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth herein to be performed by any Subsidiary of such Party or by any entity that becomes a Subsidiary of such Party at and after the Effective Time, to the extent such Subsidiary remains a Subsidiary of the applicable Party.
Section 10.14.    Third Party Beneficiaries. Except (i) as provided in Article VI relating to Indemnitees and for the release under Section 6.1 of any Person provided therein, (ii) as provided in Section 9.9 relating to the directors, officers, employees, fiduciaries or agents provided therein and (iii) as specifically provided in any Ancillary Agreement, this Agreement is solely for the benefit of the Parties and should not be deemed to confer upon third parties any remedy, claim, liability, reimbursement, claim of action or other right in excess of those existing without reference to this Agreement.
Section 10.15.    Title and Headings. Titles and headings to sections herein are inserted for the convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.
Section 10.16.    Exhibits and Schedules.
(a)    The Exhibits and Schedules shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein. Nothing in the Exhibits or Schedules constitutes an admission of any liability or obligation of any member of the Kimball International Group or the Kimball Electronics Group or any of their respective Affiliates to any third party, nor, with respect to any third party, an admission against the interests of any member of the Kimball International Group or the Kimball Electronics Group or any of their respective Affiliates. The inclusion of any item or liability or category of item or liability on any Exhibit or Schedule is made solely for purposes of allocating potential liabilities among the Parties and shall not be deemed as or construed to be an admission that any such liability exists.
(b)    Subject to the prior written consent of the other Parties (not to be unreasonably withheld or delayed), each Party shall be entitled to update the Schedules from and after the date hereof until the Effective Time.
Section 10.17.    Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the Laws of the State of Indiana, without regard to any conflicts of law provision or rule thereof that would result in the application of the Laws of any other jurisdiction.
Section 10.18.    Consent to Jurisdiction. Subject to the provisions of Article VIII hereof, each of the Parties irrevocably submits to the exclusive jurisdiction of (a) courts sitting in or having jurisdiction over Jasper, Indiana, or (b) the United States District Court for the Southern District of Indiana (the “Indiana Courts”), for the purposes of any suit, action or other proceeding to compel arbitration or for provisional relief in aid of arbitration in accordance with Article VIII or to prevent irreparable harm, and to the non-exclusive jurisdiction of the Indiana Courts for the enforcement of any award issued thereunder. Each of the Parties further agrees that service of any process, summons, notice or document by U.S. registered mail to such Party’s respective address set forth above shall be effective service of process for any action, suit or proceeding in the Indiana Courts with respect to any matters to which it has submitted to jurisdiction in this Section 10.18. Each of the Parties irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in the Indiana Courts, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.
Section 10.19.    Severability. In the event any one or more of the provisions contained in this Agreement should be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein and therein shall not in any way be affected or impaired thereby. The Parties shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions, the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.
Section 10.20.    Force Majeure. No Party (or any Person acting on its behalf) shall have any liability or responsibility for failure to fulfill any obligation (other than a payment obligation) under this Agreement or, unless otherwise expressly provided therein, any Ancillary Agreement, so long as and to the extent to which the fulfillment of such obligation is prevented, frustrated, hindered or delayed as a consequence of circumstances of Force Majeure. A Party claiming the benefit of this provision shall, as soon as reasonably practicable after the occurrence of any such event: (a) notify the other applicable Parties of the nature and extent of any such Force Majeure condition and (b) use due diligence to remove any such causes and resume performance under this Agreement as soon as feasible.
Section 10.21.    Interpretation. The Parties have participated jointly in the negotiation and drafting of this Agreement. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting or causing any instrument to be drafted.
Section 10.22.    No Duplication; No Double Recovery. Nothing in this Agreement is intended to confer to or impose upon any Party a duplicative right, entitlement, obligation or recovery with respect to any matter arising out of the same facts and circumstances (including with respect to the rights, entitlements, obligations and recoveries that may arise out of one or more of the following Sections: Section 6.2; Section 6.3; Section 6.4; and Section 6.5).
Section 10.23.    Tax Treatment of Payments. Unless otherwise required by a Final Determination, this Agreement or the Tax Matters Agreement or otherwise agreed to among the Parties, for Tax purposes, any payment made pursuant to this Agreement (other than any payment of interest pursuant to Section 10.11) by: (i) Kimball Electronics to Kimball International shall be treated for all Tax purposes as a distribution by Kimball Electronics to Kimball International with respect to the stock of Kimball Electronics occurring immediately before the Distribution; or (ii) Kimball International to Kimball Electronics shall be treated for all Tax purposes as a tax-free contribution by Kimball International to Kimball Electronics with respect to its stock occurring immediately before the Distribution; and in each case, no Party shall take any position inconsistent with such treatment. In the event that a Taxing Authority (as defined in the Tax Matters Agreement) asserts that a Party’s treatment of a payment pursuant to this Agreement should be other than as required pursuant to this Agreement (ignoring any potential inconsistent or adverse Final Determination), such Party shall use its commercially reasonable efforts to contest such challenge. If the receipt or accrual of any payment pursuant to this Agreement (other than payments of interest pursuant to Section 10.11) results in taxable income to an Indemnitee, such payment shall be increased so that, after the payment of any Taxes with respect to the payment, the Indemnitee shall have realized the same net amount they would have realized had the payment not resulted in taxable income.
Section 10.24.    No Waiver. No failure to exercise and no delay in exercising, on the part of any Party, any right, remedy, power or privilege hereunder or under the other Ancillary Agreements shall operate as a waiver hereof or thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder or thereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

Section 10.25.    No Admission of Liability. The allocation of Assets and Liabilities herein (including on the Schedules hereto) is solely for the purpose of allocating such Assets and Liabilities between Kimball International and Kimball Electronics and is not intended as an admission of liability or responsibility for any alleged Liabilities vis-à-vis any third party, including with respect to the Liabilities of any non-wholly owned subsidiary of Kimball International or Kimball Electronics.
[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the day and year first above written.

KIMBALL INTERNATIONAL, INC.

By:	/s/ James C. Thyen
Name:	JAMES C. THYEN
Title:	Chief Executive Officer and President

KIMBALL ELECTRONICS, INC.

By:	/s/ Donald D. Charron
Name:	DONALD D. CHARRON
Title:	Chairman and Chief Executive Officer